


Atos Origin
WORLDWIDE IT PARTNER




RECEIVED
JUL 13 2005
185
WASH, D.C.
SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

June 30, 2005

SUPPL

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since March 2005, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

PROCESSED
JUL 18 2005
THOMSON FINANCIAL

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

7/18

Atos Origin S.A.

Les Miroirs C
18, avenue d'Alsace

Tél. : +33 (0)1 55 91 20 00
Fax : +33 (0)1 55 91 20 05

Siège Social :
Les Miroirs C. 18, avenue d'Alsace

S.A. à Directoire et Conseil de Surveillance au
Capital de 66 929 639 euros - Siren : 323 623 603 RCS Nanterre


Atos
Origin

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.18.

Very truly yours,

**Bernard BOURIGEAUD**
Chairman of the Board

Enclosures

Atos Origin

**Appendix A**

## I. Information Made Public Pursuant to the Law of France.

| Document | When Required to be Made Public |
|---|---|
| | |
| 2004 Annual Report | To be made public prior to the annual Shareholders meeting |
| | |
| Declarations of share transfer made by Board members | Made public on April 15 and May 24, 2005 |

## II. Information Filed with Euronext Paris Stock Exchange.

| Document | When Required to be Filed |
|---|---|
| None | |

## III. Information Distributed to the Company's Security Holders.

| Document | When Required to be Distributed |
|---|---|
| Press releases in English | General information requirement : whenever an important event is taking place |

- ANPE asks Atos Origin to migrate all its job seeker documents to Sefas Innovation's Open Prit Designer software suite (April 1st, 2005)
- Atos Origin has implemented PSA Peugeot Citroën's New Based Cas Management System as Application Service Provider (April 4th, 2005)
- Atos Origin brings ePayment into the IP era and prepares the launch of the first pilot scheme (April 5th, 2005)
- Atos Origin wins two Gold Awards at the MCA Awards for Best Management Practice (April 6th, 2005)
- Atos Origin puts video at the centre of customer relationship : Interactive Video Server and Video Call Centre (April 11th, 2005)
- Be tv called upon Atos Origin's IT services to offer "Be à la séance" (April 14th, 2005)
- Atos Origin wins Oracle's Partner of the Year Award for Applications (April 14th, 2005)
- Atos Origin ranked as a Top Player in Business Process Outsourcing in Europe by Leading Analyst Firm (April 18th, 2005)
- Atos Origin in charge of the Full IT Application and Infrastructure Outsourcing for Piaggio (April 19th, 2005)

- Atos Origin launches Next Generation Desktop in Spain with Microsoft and Intel (April 20th, 2005)
- Breast Cancer Care Selected as Atos Origin UK's Corporate Charity for 2005 (April 21st, 2005)
- SAP CRM Mobile Services from Atos Origin : Reducing Cost and Increasing Efficiency (April 22nd, 2005)
- Atos Origin's software development center in Brazil conquers the CMM certification (April 25th,2005)
- Muscat Securities Market and AtosEuronext : Technology Partners (April 26th, 2005)
- New SAP XI Adapter Certification for Atos Origin (April 26th, 2005)
- Telefonica Moviles Spain and Atos Origin launch a new solution for media companies (April 28th, 2005)
- Atos Origin, together with Loquendo, presents its New Interactive Virtual Assistant Solution (May 4th, 2005)
- Atos Origin SMS Services make mobile banking more attractive (May 4th, 2005)
- Atos Origin wins SAP Partner of the Year Excellence Award 2004 (May 5th, 2005)
- Atos Origin signs agreement with Bluegarden (May 9th, 2005)
- Atos Origin completes successful IT systems transfer at Karstadt Warenhaus (May 9th, 2005)
- Colas picks Atos Origin as ASP provider for New, Web-Based Cash Management Platform (May 10th, 2005)
- Two IT Systems Supported by Atos Origin won Best Project Awards at the Government Computing BT Awards for Innovation (May 10th, 2005)
- Atos Origin and Volkswagen Bank extend their service agreement (May 10th, 2005)
- Montpellier University Hospital chooses Atos Origin to implement Access Control to its Information System Applications (May 11th, 2005)
- Atos Origin selected by BANSEFI to help address Federal Government Directed Initiatives in Mexico (May 12th, 2005)
- **Atos Origin first quarter revenues for 2005** (May 13th, 2005)
- Atos Origin launches solution "Business Accelerator" for Mobile Virtual Network Operators (May 16th, 2005)
- Atos Origin implements its D&M Press Connect Plus Content Management and Editorial Production System for the Spanish Official State Journal (BOE) (May 16th, 2005)
- Atos Origin, integrator of the Open Source Emergency Medical Record Application to attend 2005 Emergency Medicine Trade Show at Palais des Congrès, May 17 to 19, 2005 (May 16th, 2005)
- Atos Origin Belgium joins Group headquarters in Zaventem's "Corporate Village" (May 17th, 2005)

- Atos Origin earns ISO 9001:2000 Certification for Entire French Outsourcing Business (May 18th, 2005)
- Atos Origin sells its Nordic operations to WM-Data (May 23rd, 2005)
- Atos Origin migrates Beneficiary Data for AG2R-ISICA Fund (May 24th, 2005)
- European Telecoms Market Set for Radical Change, says report from Atos Origin and leading analyst firm (May 25th, 2005)
- Atos Origin takes pole position with Intel® AMT from Intel (May 26th, 2005)
- AtosEuronext to provide Trading, Clearing and Settlement Systems to the Teheran Stock Exchange (May 26th, 2005)
- Atos Origin signs SEK million deal with Wilson Logistics in Sweden (June 1st, 2005)
- New IT Outsourcing contract for Atos Origin in the lighting sector in Austria (June 2nd, 2005)
- Atos Origin receives Gold Certified partner status for Microsoft in the Netherlands (June 6th, 2005)
- Atos Origin & ITSG TrustCenter : strong increase in the issue of certificates for secure electronic data exchange in the healthcare sector (June 6th, 2005)
- Diamis to provide the EBA Clearing BAS2 settlement system (June 7th, 2005)
- Atos Origin Belux strengthens its SAP and BI expertise with three new specialists (June 14th, 2005)
- Atos Origin Partners Conference on Information Technology in Healthcare and Social Services, presents two workshops on Thursday, 23 June 2005 (June 22nd, 2005)
- Atos Origin launches next generation Desktop in Belux jointly with Intel and Microsoft (June 22nd, 2005)
- Atos Origin massive testing program for the Torino 2006 Olympic winter games (June 23rd, 2005)
- Atos Origin announces Sponsorship of Adam Pengilly – British Bob Skeleton Racer (June 28th, 2005)
- Atos Origin bolsters its electronic transaction processing capabilities in Europe (june 28th, 2005)
- Atos Origin introduces its Internet Payment Service to UK Customers (June 29th, 2005)
- Gan Assicurazioni selects Atos Origin and Prima Solutions to modernize its information system on a service-oriented architecture (June 30th, 2005)


Atos
Origin

**Appendix B**

## I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

## II. Other translations.

Not used.


Atos
Origin

PRESS RELEASE

# ANPE asks Atos Origin to migrate all its job seeker documents to Sefas Innovation's Open Print Designer software suite

***Paris, April 1st 2005 -*** *French National Employment Agency ANPE has opted for the Atos Origin and Sefas Innovation solution to carry out its plan for a single control, centralized printing system. Improved visual quality of documents and productivity were the determining factors in choosing the Sefas solution.*

ANPE, Atos Origin and Sefas teams have set up an automated document production system enabling the acquisition and recomposition of multi-format and multi-protocol data. ANPE defined the required feature set, managed production start-up and now runs the system. Atos Origin developed, integrated, delivered and tracked the project. Sefas contributed its expertise in system features and trained agency users.

According to Michel Lesueur, ANPE Director of Information Systems, "Open Print Designer has enabled us to significantly improve the ergonomics and readability of our documents while allowing our agents to enhance documents with paragraphs, tables and charts and font styles."

Thierry Lapresle, Atos Origin Public Sector Market Director, commented that "Today, centralized maintenance of the database makes roll-out simple, fast and transparent for 850 agencies and 22,000 end users. Open Print Designer automates document page layout in compliance with ANPE's graphic standards."

"A new era is beginning for management documents, which are real performance drivers," said Jean-Philippe Sarraut, Chairman and CEO of Sefas Innovation. "At Sefas Innovation, we're proud to offer companies the most complete, powerful, and cost-effective webtop publishing software on the market today,".

Atos Origin

## About ANPE – The National Employment Agency

- More than 850 local agencies and specialized units with 1,000 professional teams specialized by industry
- Across-the-board employment expertise: recruitment, guidance, training, job placement and job development
- More than three million job offers posted by companies
- www.anpe.fr is France's number one employment site with 61 million visitors in 2003, 115,000 job offers updated daily and 180,000 online job seeker profiles
- A commitment to delivering the quality services users need most by implementing a service certification process for all its local agencies, culminating in AFAQ quality certification
- An ISO 9001 certified Information Systems Department

## About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Press contact:**
Anne de Beaumont
Tel. +33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com


Atos
Origin

PRESS RELEASE

# Atos Origin has implemented PSA Peugeot Citroën's New Web-Based Cash Management System as Application Service Provider

***Paris, April 4th 2005*** *- French carmaker PSA Peugeot Citroën selected Atos Origin to help reorganize and optimize its cash management processes. The new platform built and run by Atos Origin as an application service provider is based on the Kyriba cash management solution.*

**Atos Origin, the long-term commitment and flexibility of an international enterprise**

The new platform is harmonizing cash management practices across sites and countries, strengthening automation of the global cash flow management chain with banks and the different accounting systems and providing secure workflows to and from subsidiaries. The expertise of Atos Origin teams along the entire value chain, their ability to integrate the customer's unique accounting environment and their international scope have all made Atos Origin the natural partner of choice for PSA Peugeot Citroën.

Hosted by Atos Origin as an application service provider (ASP), the Kyriba platform is being used by PSA Peugeot Citroën to manage the sharing of its cash management data around the world, regardless of data volumes or hardware systems. The Atos Origin and Kyriba solution also provides the added value of easy deployment and a Service Level Agreement (SLA). These features guarantee secure, uninterrupted service during the critical phases when cash positions are analyzed and financial decisions are taken.

**Three months after system rollout, PSA Peugeot Citroën is already seeing initial benefits**

*"Three months after rollout, France and Spain are up and running. Cash management is more flexible, system features have been mastered, and reporting is reliable. The new platform ensures we get more transparency with a high level of security, uptime and flexibility. Now that this first phase of implementation has been successful in France and Spain, the platform will soon be deployed in Belgium, Italy and Germany, then expanded throughout Europe and in the central and eastern European countries,"* ***explains Mr. Mulsant, director of cash management at PSA Peugeot Citroën.***

## Kyriba, innovative cash management solutions

The feature set of the Kyriba cash management solution was natively designed and developed to be used as a **hosted ASP solution.** Multi-lingual, multi-service and web-ready, the platform offers management and control tools as well as web-based reporting processes.The **thin client-based workstations** are **flexible and responsive,** enabling users to handle all their transactions via the Internet with no need to install or maintain the application on their station.

Synchronization with PSA Peugeot Citroën information systems enables automated data flows among the various functional environments. Synchronization helps to update cash positions **in real time,** with local or decentralized management that optimizes financial decisions and streamlines tracking. The synchronized interfaces can also automatically generate cash transfers in Edifact VSOT and AFB formats with electronic signatures through the Etebax 5 secure protocol, which are then transmitted electronically to banks.

## Atos Origin, a core cash management services provider

The web-based cash management platform fits seamlessly with Atos Origin's Secured Flows Exchange (EFS) platform, which has been used for several years by PSA Peugeot Citroën. EFS ensures the daily interchange of data flows between the PSA Peugeot Citroën information system, the cash management platform and the automaker's banks in France and abroad. When combined with the cash management platform, EFS technology efficiently optimizes cash management so that PSA Peugeot Citroën can meld local management and global vision across the organization, flexibly, cost-effectively and securely.

### About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

### About Kyriba

Kyriba Corporation is the market leader in real time, web based on-demand Cash Management. Our very affordable ASP pricing and value packed cash management solution puts customers in control of their liquidity, forecasting and treasury management needs. Kyriba meets stringent Sarbanes-Oxley 404 audit trail workflow and control requirements. Kyriba is a privately held company. Our investors include GRP Partners, Commerzbank AG and Mangrove Capital Partners.

**Contact for Press:**
Anne de Beaumont
Tel. +33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin brings ePayment into the IP era and prepares the launch of the first pilot scheme

***Paris, April 5th 2005** - Atos Worldline, an Atos Origin company, is investing in its ePayment infrastructure and progressively migrating its entire authorisation and remote collection platforms to work on IP (Internet Protocol). The group is announcing the launch of the first pilot scheme at the end of the first quarter of 2005.*

A strategic issue for companies in the ePayment sector, the migration of networks to IP technologies offers new prospects for acquirers and merchants, such as:

- faster authorisation (less than 7 seconds),
- sending and returning large amounts of information,
- standard invoices,
- new services at points of sale, such as full integration of the ePayment system with the intranet network (for large merchants).

Atos Worldline contributes to the migration and end-to-end security of ePayment infrastructures in the switch to IP. The group attended the Cartes 2004 Forum, where it demonstrated a model for bank card flow 5.2 transfers on an IP network. It has worked in the framework of the security requests of 'Groupement des Cartes Bancaires' for the implementation of its pilot scheme, which will be launched at the end of the first quarter 2005, in collaboration with a major French bank.

Atos Worldline has also carried out other IP implementations for large ePayment accounts and major issuers concerning automatic and long-distance sales applications.

**Security, the major issue**

Security is one of the key aspects in migration to the IP network. Atos Worldline especially works on redundancy in order to guarantee the same level of infrastructure service. Data integrity is also guaranteed. Network and TPE security is based on electronic certificates and SSL.

Atos Origin

## Perspective

An IP home page is now available for the group's platforms, in addition to traditional forms of access in X 25 mode. They offer acquirers and large merchants end-to-end IP purchasing solutions for both autonomous and integrated ePayment. In addition, purchasing authorisation systems are connected to the RSB network in IP mode. On 29 November 2004, Atos Worldline received permission from RSB to use its purchasing authorisation servers, as well as its authorisation servers.

## About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Atos Worldline, an Atos Origin company** - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, GRC and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

**Press Contact :**
Emilie Moreau
Tel : +33 (0)1 55 91 24 74
emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin Wins Two Gold Awards at the MCA Awards for Best Management Practice

***For Work with Transport Direct and the Defence Logistics Organisation***

**London, 6 April 2005 -** Atos Origin today announced that its global consulting practice, Atos Consulting, was the winner of two gold awards at the prestigious Management Consultancies Association (MCA) Awards held in London on Monday 4th April. Atos Consulting was the only company to win two gold awards: the Electronic Trading award for its work with Transport Direct and the Human Resources award for its work with the Defence Logistics Organisation.

"Winning these two gold awards demonstrates the success of the newly formed Atos Consulting and highlights how we work with our clients to deliver measurable benefits and improvements in performance," said Bernard Brown, senior vice president, Atos Consulting. "The awards recognise the commitment and dedication of the Atos Consulting teams and how, through close collaboration with our clients, we can achieve great results."

**Gold Award for work with Transport Direct**


Transport
Transport

Atos Consulting led a consortium to create the Transport Direct travel portal in less than 12 months. A world first, Transport Direct provides travellers with accurate and up-to-date information for an entire journey, whatever their mode of transport.

"Transport Direct is a very complex project involving data from many sources," said Nick Illsley, chief executive of Transport Direct.

"Atos Consulting met the tight timescales and delivered a solution that is flexible and can grow with the service."

The first version of the portal was delivered on time and to budget and the target to achieve a million visits to the site within the first year look like being exceeded.

Atos Consulting assembled a consortium whose membership combined commercial and technical know-how with an understanding of the transport industry. Atos Consulting took responsibility for designing the multi-channel portal for public access, managing the integration of technologies, co-ordinating agreements for operators to provide access to the data and services such as ticket purchasing and operating the portal infrastructure and support services.

**Gold Award for work with Defence Logistics Organisation**



The DLO selected Atos Consulting to devise a training and skills transfer programme to help it reform its procurement processes, so that it could achieve the government targets of saving 20% of its spend while at the same time improving logistics support to the frontline in Iraq and elsewhere.

So far, £214 million savings have been identified for the four years to March 2007, against a target of £146 million.

"The Procurement Reform programme, whilst still at an early stage of implementation, has been a great success," said Mark Pedlingham, director general logistics (Procurement), DLO. "The teams who have passed through the programme have developed the skills to deliver real improvement in procurement performance and have begun to implement strategies which have already enabled us to exceed our savings targets."

Mark continued, "This is the start of a programme which will build a sustainable procurement capability and bring about significant culture change across the Defence Logistics Organisation. We are already in discussion with the Office of Government Commerce about sharing procurement instruments and to offer our experience to support procurement change across wider Government."

The scale and pace of the procurement reform programme required training of 1,000 staff in new processes, across a wide mixture of experience, expertise and grades. Another 4,500 personnel have needed education about procurement reform itself.

For many DLO staff, the process of reform has been uncomfortable. To address these concerns, Atos Consulting organised training modules and follow-up meetings, as well as adopting the more innovative tactic of commissioning an artist to illustrate metaphors for the change. The artist created 'rich pictures' that, as part of a facilitated session, visually convey core messages from the programme, which help staff to open up and discuss whatever issues and questions they needed to resolve with their team.

Atos Origin

The Management Consultancies Association, which represents the leading UK-based consulting firms, launched the MCA Awards for Best Management Practice in 1996 to highlight the contribution that consulting firms make to the economy and to society. Each entry is rigorously evaluated against a set of criteria and the winners in each category demonstrate the very best in analysis, thinking and co-operative working between consultancies and their clients. The awards are run in association with Management Today, Britain's leading monthly business magazine.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Consulting is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

**About the Management Consultancies Association**

The MCA was formed in 1956 to represent the consultancy industry to its clients, the media and government. Management consultancy is an increasingly important industry for the UK economy with revenues for 2004 estimated at just over £10.1bn, contributing over £1bn to the UK balance of payments. MCA members represent around 65% of the UK consulting sector, employ almost 40,000 consultants and work with the FTSE 100 and all government departments.

As well as setting and maintaining standards in the industry, the MCA supports its member firms with a range of services including events, publications, interest groups and public relations. The Association also works with its members to attract the top talent into the industry. The MCA provides advice on the selection and use of management consultants and is the main source of data on the UK market.

**For further information, please contact:**
Caroline Crouch
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin puts video at the centre of customer relationship: Interactive Video Server & Video Call Centre

## *SeCA Forum from April 12 to 14, 2005 – Paris Expo, Porte de Versailles- Hall 4 Booth D25*

***Paris, April 11th, 2005*** *- Atos Worldline, an Atos Origin company specialised in technology processing and integration of multi-channel customer relationship, presents its latest advance in its 'Multimedia Customer Contact' solution at the SeCA Forum – the European Call Centre and CRM Exhibition. Ahead of the market, Atos Worldline will showcase how video contributes to remote customer relationship.*

Atos Worldline helps companies face the current challenges of their remote customer relationships, enabling them to handle multiple interaction channels (phone, email, SMS,...), optimize costs, improve service quality and capitalize on customer equity.

Its 'Multimedia Customer Contact' solution now enhances video applications with Interactive Video Server & Video Call Centre to be presented at the SeCA 2005.

**The future for customer relationship already accessible with the Interactive Video Server**

The work carried out by Atos Worldline, in collaboration with its R&D teams, has resulted in the design of operational solutions in the field of Virtual Call Centres (VoIP) and Video Call Centres with interactive video server.

Customised demonstrations of these innovating solutions will be exclusively presented at the SeCA exhibition by Atos Worldline experts. These demonstrations will show the importance of reintroducing the visual link – by video – into customer relationship management: re-establishing the role of images for interpersonal relations, thus humanising contacts and shortening the distance to customers. The application examples presented will cover diverse fields, from training to video answering applied to unified messaging, including interactive games or even remote selling and technical assistance.

Atos Origin will also animate a workshop on 14/4 from 12.30 pm to 1.15 pm on the topic "Voice portals used for relations: key success factors and a return on experience", with the testimony of Bernard Roux, CEO and Eric Vivien, Operations Manager, 3620 Le portail

Atos Origin

des marques – Laurent Bailly, Multichannel Contact solution manager and Denis Faivre, R&D manager at Atos Worldline.

**Video as a supplementary approach to global Multimedia Customer Contact**

Through its 'Multimedia Customer Contact', Atos Worldline offers modular and customised solutions, implemented and hosted on its secured and 7x24 highly available platforms. It builds on companies' existing call centres, agencies, sites, information systems and other infrastructures, and cover all the current application fields of the remote customer relationship :

- Supply of special rate numbers (shared cost/shared revenue numbers, 4 digit numbers)
- Interactive Voice Response (IVR) : VoiceXML, speech recognition and synthesis
- Virtual call centres and smart contact routing to several sites
- Relationship marketing : automation of outgoing multichannel contacts / voice, email, SMS/MMS, fax
- Internet contacts management : email, chat cobrowsing

Atos Origin deals with the issues related to remote customer relationship by offering an end-to-end service solution: upstream consulting to development and operation of customised solutions and change management.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Atos Worldline, an Atos Origin company** - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

For further information or interviews requests on the Forum, please contact :

Emilie Moreau
Tel : +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

# Be tv called upon Atos Origin's IT services to offer "Be à la séance"

## *Unique solution on Belgian French speaking television market*

***Zaventem (Belgium), 14 April 2005*** *- Be tv, the French speaking pay television operator in Belgium, and Atos Origin, an international IT services company, are proud to announce their collaboration on the development in record time of the new "Be à la séance" service, the pay-per-view offer from Be tv. Atos Origin managed the complete integration process for this project.*

"Be à la séance" is: a cinema at your fingertips recently introduced to the public by Be tv. Eleven channels for eleven films that can be viewed at any time day or night. To access the service, the subscriber selects the film of his choice, dials the telephone number for the service, identifies himself, encodes his choice and confirms payment. The film is unlocked and ready to be viewed.

The implementation of this project was a real challenge for the teams from Be tv and Atos Origin, especially because of the very short deadline of six months. The project consists of different modules covering the complete pay-per-view process, from the user's order to the delivery of the requested film. Be tv used specific expertise of external providers to complete this project in partnership with its existing IT team, and entrusted the integration process to Atos Origin. Atos Origin's responsibilities essentially concerned the analysis and development of three key modules:

- The Product Referential module manages the commercial signage for products sold in pay-per-view mode as well as technical data on access criteria for films (e.g. price, broadcasting dates, mode, purchase code).
- The Order Processing module oversees orders and the granting of gratuitie and includes verifying the user data, encoding and attributing a session during which the film may be viewed.
- The Access Criteria Processing module consists in matching and enriching playlists with information relating to pay-per-view.


Atos
Origin

"We wanted a reliable partner who would meet our objectives and be sufficiently sizeable to be reactive and flexible enough with regard to our requirements", explained Francis Bodson, deputy managing director at Be tv. "Moreover, we are one of Atos Origin's long-standing clients, which enabled us to develop a relationship built on mutual trust with the existing team. The work of the various providers is outstanding given that a project of this kind generally takes two years. And the results are also in line with expectations: since the "Be à la séance" offer was launched on 27 December 2004, we have already registered more than 30,000 orders."

"The main challenge was the extremely condensed timeframe," concluded Philippe De Raedemacker, project manager at Atos Origin. "We had to respect very tight deadlines while developing these modules in close cooperation with the technical and IT teams from Be tv and other suppliers. The end result is a good illustration of Atos Origin's ability to invest in an extremely precise project, to integrate into an existing IT set-up and to respond to clearly defined objectives by the client."

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**For more information, please contact:**
Christelle Colin
+32 2 (0) 712 26 04
Email : christelle.colin@atosorigin.com


Atos
Origin

PRESS RELEASE

# Atos Origin wins Oracle's Partner of the Year Award for Applications

***Utrecht, 14 April 2005** - Atos Origin has won the Oracle Partner of the Year 2005 Award for Applications. The Award is based on the following criteria: cooperation with Oracle, the willingness to invest in knowledge about Oracle products, innovative strength of Oracle-partners, joint market approach, and the speed of adoption of new versions of Oracle applications.*

The Award was given to Atos Origin because it offers the following: end-to-end solutions; solid relationship; innovative solutions that Atos Origin has realized with Oracle; and mutual commitment.

"Atos Origin offers a large range of end-to-end solutions based on Oracle-applications, such as managed operations for the complete Oracle e-Business Suite environment. Atos Origin offers excellence and the account teams are completely dedicated on the Oracle-application platform. This dedication and focus on the future makes Atos Origin a strategic partner and we are happy to reward Atos Origin with the Partner of the Year 2005 Award", explains a spokesperson from Oracle Netherlands.

Arnold Winkelman, Director Enterprise Solutions at Atos Origin is happy with this recognition: "The Oracle approach completely fits our working culture. Oracle is one of our strategic partners for a good reason."

Atos Origin has combined its Oracle and Peoplesoft services into one Oracle/Peoplesoft service unit. A professional group of experts offers advice and support within the traditional product lines (E-Business Suite, Enterprise, EnterpriseOne/JD Edwards) and with future upgrade and migration strategies. Atos Origin is one of the biggest Oracle/Peoplesoft service providers in the Benelux with extensive knowledge and experience of large-scale implementations and in-depth knowledge about the products itself, including possibilities of management and outsourcing. The Oracle/Peoplesoft services unit of Atos Origin offers solutions for Finance, Human Resources Management, Supply Chain, Logistics, Customer Relationship Management and Campus Solutions.

**About Atos Origin**
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.



PRESS RELEASE

# Atos Origin Ranked as a Top Player in Business Process Outsourcing in Europe by Leading Analyst Firm

### *European BPO market shows annual growth rate of 9 %*

***Paris, 18 April 2005** - Atos Origin, a leading international IT-services company, is ranked number two in the 2003 European Business Process Outsourcing (BPO) market (based on annual revenues) by analyst firm Gartner in its latest research report "The Market trends: Business process outsourcing, Western Europe, 2003-2008".*

In the study, BPO is defined as the delegation of one or more IT-intensive business activities to a service provider. It typically takes the form of a multi-year contract oriented around business metrics for business processes that are based on IT. Gartner Dataquest estimates that $21 billion was generated in BPO in Western Europe in 2003 and total expenditure is expected to grow to $33 billion in 2008, representing an annual growth rate of 9.4%. In 2004, more than half of European BPO activity took place within the UK; Germany and the Netherlands clearly show an increase in BPO adoption.

With annual BPO revenues of EUR 626 million in 2003, Atos Origin is a major player in this market offering an ideal mix of consulting via its Atos Consulting division, combined with systems integration and managed operations capabilities - reinforcing Atos Origin's positioning in the BPO market. Atos Worldline, an Atos Origin company focuses on IT-related BPO for services and solutions covering the whole process of payment and information flows.

Atos Origin's customers include Accounting Plaza in the Netherlands, Barclays Bank in France, Commerzbank in Germany, Iberia in Spain and Royal Mail in the UK. The company recently announced its largest ever UK deal, a EUR 750 million BPO contract with the Department for Work and Pensions (DWP).

Dominique Illien, Member of the Management Board, Coordinating Global Managed Operations at Atos Origin, said: "We are pleased to be ranked the number two BPO player by Gartner and feel the ranking clearly reflects our accomplishments in the BPO market where we focus on high-added value IT-related business. Atos Origin has a significant presence in the fast-growing market for payment card and internet processing. We believe that a larger number of our clients will choose to outsource their front and back office transaction processing operations in order to generate substantial cost savings. Atos


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Origin will expand its offerings through technology developments in areas such as smart card, identification, telecommunications billing, multi-channel banking and security".

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Atos Worldline, an Atos Origin company** - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,500 employees in Europe with an annual turnover of EUR 400 million.

**Press Contact:**
José de Vries,
PR manager Atos Origin
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


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Origin

PRESS RELEASE

## Atos Origin in charge of the Full IT Application and Infrastructure Outsourcing for Piaggio

***Milan/Rome, 19 April 2005 -*** *Atos Origin, a leading international Information Technology services provider, has been chosen by Piaggio, one of the world's leading manufacturers of motorised two wheelers and leader of the European market in this sector, as its reference partner in a five-year outsourcing agreement.*

The partnership, result of Atos Origin "design, build & operate" approach, works out in a period of strong renewal and fast transformation for Piaggio and is based on the capacity for joint identification of an evolutionary process and a set of innovative, reliable solutions, while maintaining a high level of efficiency and economic competitiveness.

The contract refers to the supply of full outsourcing services, as well as to the migration of the existing IT systems to the SAP environment. In a next phase, these services will be extended to the company's Spanish controlled company Derbi and to its American subsidiary.

Under this agreement, Atos Origin will manage Piaggio's following application and infrastructure areas:

- IBM Mainframe and SNA network
- Global SAP environment
- Workstations and departmental servers
- Help Desk

Atos Origin has also been entrusted with other IT projects, including the experimentation of the Voice Over IP – VOIP platform.

Atos Origin IT infrastructure and application management services are fully effective and perfectly in line with the project plan. The scope of the operation has increased extending the number of the indicators associated to service levels and raising its target goals. All the services have been delivered in total compliance with the agreed service level agreement (SLA).



This success is due to Atos Origin ability to implement services and solutions, on time, to specification with the client, and within budget.
The partnership with Piaggio promises interesting perspectives of growth and further joint opportunities related to Piaggio's specific dynamics of development, renewal and growth.

**About Atos Origin**
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Press Contacts**

Atos Origin Italy
Marco Maccarini
Tel : +39 0125 810218
marco.maccarini@atosorigin.com

Paola Sinigaglia
Tel : +39 02 66722209
paola.sinigaglia@atosorigin.com

Atos Origin (international)
Emilie Moreau
Tel : +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin Launches Next Generation Desktop in Spain with Microsoft and Intel

***Madrid, 20 April 2005 -*** *Atos Origin, a leading international IT service company, launches in close collaboration with Microsoft and Intel Next Generation Desktop (NGDT) solution in Spain. The NGDT solution of Atos Origin stands for: embedded innovation, TCO reduction, transparent pricing and flexibility, and provides services for migration, operation and innovation.*

Atos Origin is contributing its experience in deployment, management and operation services for distributed environments. Together with the support and technological know-how of Microsoft and Intel, Atos Origin is providing a reliable, highly standardised, low-cost solution for a set price (€/PC). NGDT provides the greatest of flexibility in terms of functionality, allowing any application the client wishes to be added to the standard package.

This provides company employees with flexible and mobile working systems, enabling them to access the corporate information and systems from anywhere in the world with any equipment.

In the current version, NGDT 1.5, the standard software used is Windows XP and Microsoft Office with Intel® Centrino™ mobile technology and Pentium® 4, Intel Itanium®, Intel Xeon™ processors, with several functions, such as antivirus protection and e-mail, plus support for layered applications, providing a comprehensive solution for users.

The constant availability of the latest software updates allows the necessary migrations to new versions of software to be carried out at no extra cost. NGDT also includes all the services in the global Service Level Agreement at a set monthly price that depends on each client's requirements.

NGDT can be installed on any equipment: desktop, laptop, PDA or printer. If any of the equipment breaks down it is replaced immediately through the Remove 'n Replace program. However, work never ceases, as all the data entered are also stored centrally.

The management team and staff can also use a web-based self-service system in order to change passwords, request software, redefine access rights and add or move users based on preset access rules.


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According to Manel Ros, Managed Operations Director, Atos Origin in Spain: "companies increasingly demand flexible, user-friendly solutions, high-quality services and straightforward access to their data. NGDT offers unprecedented value in this regard, providing employees with constant access to their company's systems and data, wherever they are, which is increasingly important for companies' competitiveness."

"Atos Origin's Next Generation Desktop initiative is based on the latest Intel technology for IT platforms. We work with Atos Origin to ensure that NGDT clients benefit from the innovative features added to Intel platforms for the business market", said Pedro Cintra, Regional Enterprise Business Manager at Intel Corporation Iberia.

**About Atos Origin**
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**About Intel**
Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.


**About Intel**
Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

**Press Contacts:**

Antonio Ferreiro
Atos Origin
Tel. +34 91 440 88 00
antonio.ferreiro@atosorigin.com

Mónica Iglesias
Microsoft
Tel. +34 91 391 99 27
monicaib@microsoft.com

Beatriz Pérez
Intel Corporation Iberia
Tel. +34 91 432 90 90
beatriz.perez@intel.com


Atos
Origin

PRESS RELEASE

## Breast Cancer Care Selected as Atos Origin UK's Corporate Charity for 2005

**London, 21st April, 2005 -** *Atos Origin, a leading international IT services company, today announced that its employees in the UK have selected Breast Cancer Care to be their Corporate Charity for 2005.*

Breast cancer has touched the lives of many employees, their friends and relations, and in a companywide process Breast Cancer Care was overwhelmingly voted in as the company's charity of the year in the UK.

Atos Origin's staff across the UK will be organising many fundraising activities throughout the year. These include holding "Dress down Pink Days", fundraising through sporting activities such as the BUPA Great North run and the Flora Light Challenge for Women, and hosting a special fund-raising dinner at the end of the year.

Fundraising for the corporate charity forms one strand of Atos Origin UK's Community Relations programme. Other aspects of the programme include volunteering, payroll giving, charitable donations, sponsorships and a programme of events to further our work as a responsible corporation.

Brendan Connolly, Executive Vice President (EVP) and Chief Operating Officer, said, "Community Relations is our name for Corporate Social Responsibility in Atos Origin UK. This means our people making a difference in the communities we live and work in. Either as individuals or together with colleagues, customers or suppliers, we can use our skills, time and financial resources to help other people."

"We believe that our Community Relations programme leads to corporate and personal development, and an enhancement of the company's reputation," added David Tait, EVP, Global Accounts, Markets, UK Public Sector and UK Transport. "In selecting Breast Cancer Care as our charity for 2005, the staff at Atos Origin UK have pledged our support to a charity which strives to improve the lives of people affected by breast cancer ".

Alex Ford, Director of Fundraising, Breast Cancer Care said of the partnership: "We are delighted to be chosen as Atos Origin's charity of the year. The money they raise will go towards ensuring that we can continue to provide accessible, high quality services for those touched by breast cancer across the UK."


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Breast Cancer Care has been working for over 30 years to make a difference in the lives of people affected by breast cancer. They provide accurate, easy to understand information as well as practical and emotional support. They are the only charity working across the UK to provide these services. Every year they receive almost two million requests for support and information through their services including their helpline, website and publications. All of their services are free. They are committed to campaigning for better treatment and support for people with breast cancer and their families.

**About Atos Origin**
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**For further information, please contact:**
Caroline Crouch
Email: caroline.crouch@atosorigin.com


Atos
Origin

PRESS RELEASE

# SAP CRM Mobile Services from Atos Origin: Reducing Cost and Increasing Efficiency

## Atos Origin showcases Mobile Services at SAPPHIRE '05

***Paris, 22 April 2005*** *- Atos Origin will showcase its SAP CRM Mobile Services at SAPPHIRE '05 with its customer Vitens, the largest Dutch water mains company. Vitens is the first company in the Netherlands to go live with SAP CRM Mobile Services and a joint presentation at SAPPHIRE will demonstrate a case study of how the services have reduced costs and increased efficiency.*

Atos Origin is a Diamond Sponsor at SAPPHIRE '05, which takes place in Copenhagen from 26 - 28 April, 2005. The company will be in Hall H, Booth NW 2.5.

**Results of collaboration with Vitens**
In a joint presentation with Vitens, Atos Origin will demonstrate the benefits that SAP CRM 4.0 mobile services has delivered to Vitens. Jan Tolk, Project Manager of Vitens and Jan-Bart Smulders, Senior Consultant of Atos Consulting – the consultancy arm of Atos Origin - will host the presentation on Wednesday 27 April from 13.00 – 14.00h.

An overview of the improvements at Vitens regarding services, planning and utilisation of the field organisation and customer satisfaction is given via a demonstration using SAP CRM Mobile Service, SAP R/3 Logistics and Financials, and wireless communication via General Packet Radio Service (GPRS).

Gary Dunn, Global SAP Alliance Director at Atos Origin says: "We have a long-term relationship with SAP and in-depth knowledge of the SAP portfolio and SAP-certified solutions. This means we can provide a tailored service to our customers with advice and implementation by a dedicated team of experts. These experts can meet the various needs of customers, whether they are innovative services, cost reduction, faster response times or IT security."

Atos Origin has many years experience with SAP solutions and is a SAP Global Services Partner, a SAP Global Hosting Partner, and a member of the SAP NetWeaver Partnership Initiative. It will showcase its capabilities as one of the leading integration partners for the new SAP products, such as SAP NetWeaver and mySAP ERP, as well as its expertise for helping clients adopt the Enterprise Service Architecture (ESA). Atos Origin's global SAP


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practice mainly focuses on the following sectors: chemicals; consumer products and retail; high-tech; oil and gas; and utilities industries. It has more than 4,000 SAP consultants around the globe and operates SAP Certified Data Centres in all geographical regions.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

**For more information, please contact:**
José de Vries,
+ 33 6 22 04 40 68
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin's software development center in Brazil conquers the CMM certification

## *Solid project management controls were determining factors for the achievement*

***São Paulo, 25 April 2005*** *- Atos Origin, a leading international IT-services company has announced that one of its global software development centers, in São Paulo has recently obtained the Software CMM certification.*

The CMM - Capability Maturity Model – is a software development quality evaluation model also used to identify key practices to increase process maturity.

Among the advantages of adopting application development processes is the significant increase in quality and productivity they allow. According to Atos Origin's Software Development Center Manager, Ricardo Wigman, "the more companies specialize and get certified, the more the local market matures and, this way, everyone wins. Certification also reinforces Brazil's vocation to become one of the world's biggest offshore centers."

Other important requirements to reach the certification also included the project management, documentation, and management process follow-up policies the company adopts and shares with the team of 150 professionals at the development center.

According to Carlos Alberto Caram, ISD Brasil Director, the company responsible for the certification: "A CMM level means that the best international practices to software development was totally absorbed. This is a very important instrument to decrease risks on the projects. Surely, Atos Origin will have a lot of new opportunities because of the certification and its continuity program to quality.

"With this certification, Atos Origin proves its maturity and experience in developing software and ensures the market a defined and non-diverted production line", emphasized Wigman.

Atos Origin is already getting ready to reach even higher certification levels in 2006.


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**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**About ISD Brazil**

ISD Company has been in Brazil for five years. ISD Brasil is the Brazilian branch of ISD-Integrated System Diagnostics, Inc. and it is responsible for the CMM and CMMI Certification (consultancy, training and evaluation) in more of forty clients in Brazil. The ISD is the first international company on South America focused in the best practices based in models. For more information: web site at www.isdbrasil.com.br

**Press Contacts:**

Atos Origin

Patricia Grilli
Tel: 55 11 2183.2015
patricia.grilli@atosorigin.com

Taise Delinski
Hill & Knowlton
Tel: 55 11 5503.2878
tdelinski@hillandknowlton.com

ISD Brasil
ADS Press Agency
Sílvia Balzan
Tel: 55 11 5090.3014
silviab@adsbrasil.com.br

Eric Paraense
Tel: 55 11 5090.3038
ericp@adsbrasil.com.br

Atos Origin

PRESS RELEASE

## Muscat Securities Market and AtosEuronext: Technology Partners

***The Muscat Securities Market (MSM) in Oman has chosen AtosEuronext to provide its financial solutions – including NSC, an electronic trading platform. AtosEuronext's IT solutions are already used by 17 markets including Euronext over 4 continents.***

***Oman, 26 April 2005 -*** *Muscat Securities Market and AtosEuronext signed an agreement to modernize the information system of the Oman stock exchange. This agreement concerns three cutting-edge AtosEuronext solutions:*

- NSC: an electronic trading system based on the European Market Model and used by world-class stock exchanges in Europe, America and Asia
- ARAMIS: a real-time financial market supervision tool which provides alerts and becomes an efficient power of dissuasion
- PAM: a market-access workstation that allows traders to view market information and send and manage financial exchange orders.

The Muscat Securities Market (MSM) was created in 1989 to be the stock exchange of the Sultanate of Oman. MSM now has more than 140 listed companies and 16 brokerage companies. MSM decided to renew its systems due to energetic business growth, and in anticipation of market demand, is aligning itself with international standards.

Mr Ahmad Salih Al Marhoon Director General of MSM commented that : *"These solutions selected by MSM are all developed by AtosEuronext, a successful joint venture between Atos Origin and Euronext. AtosEuronext provides a secure real-time service that has already proved its worth in more than 17 other financial markets on 4 continents. Implementation of the trading system is planned for December 2005."*

Dominique Brutin, the CEO of AtosEuronext, explained his strategy: *"AtosEuronext is already a partner of the Jordanian and Lebanese financial exchanges as well as DIFX in Dubai. With the Oman stock exchange, we reinforce our presence in the Middle East and plan to offer our solutions to other financial marketplaces in the region."*


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**About Muscat Securities Market**

Muscat Securities Market, which commenced operations on May 20, 1989, is regarded as one of the most progressive, best-regulated and transparent stock markets in the region. In term of development, MSM has achieved several milestones compared with other stock markets in the region. The signing ceremony with AtosEuronext coincides with the 16th anniversary of MSM

**About AtosEuronext**

AtosEuronext is a joint venture between Euronext, the leading pan-European exchange, and Atos Origin. The pooling of each company's strengths has produced a leading European player in IT services for the financial community. AtosEuronext solutions are mainly dedicated to investment firms, exchanges & regulators, clearing houses & depositories, central banks, commercial banks & financial community networking. www.atoseuronext.net

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Press Contacts:**

For Muscat Securities Market:
Mohammad Al Lawati
Project Manager
Tel: 00968 99432345

For AtosEuronext:
Delphine Delsaux
Communications Department
Tel: +33 (0)1 73 03 03 46
delphine.delsaux@atoseuronext.net

Atos Origin

PRESS RELEASE

## New SAP XI Adapter Certification for Atos Origin

***Cost reduction and smooth integration when bringing together heterogeneous IT landscapes***

**Stuttgart, 26 April 2005** - Atos Origin, a leading international information technology services provider, has been awarded the SAP XI Adapter certification for the integration of its ACTIS Supplier Portal into the SAP Exchange Infrastructure (XI) system. This portal is part of the Atos Origin "ACTIS Integration Suite" product line, which provides methods, technologies and products for the design, build and run of high-performance B2B integration solutions.

With the ACTIS Integration Suite (Atos Origin Communication Transmission and Integration Suite), Atos Origin supports companies in optimizing internal and external business processes with the technical integration of data, systems and applications. Using state-of-the-art XML, EAI, EDI, WebEDI and Web Services technologies, business integration solutions are deployed successfully for Supply Chain Management, Customer Relationship Management and Collaborative Engineering processes.

The ACTIS Supplier Portal Release 3.0 provided by Atos Origin has been certified by SAP AG for integration into the SAP Exchange Infrastructure (SAP XI) System. The ACTIS Integration Manager with its ACTIS XI adapter powered by SAP NetWeaver® act as communication interface between SAP XI and the ACTIS Supplier Portal. With the certified ACTIS supplier portal and the SAP Exchange Infrastructure (SAP XI) Atos Origin offers :

- Open integration technologies which support a process-oriented cooperation between solutions of Atos Origin and SAP, both inside and outside a company,
- Ongoing reduction of integration costs and complexity in bringing together heterogeneous IT landscapes,
- 100% web-based integration with the ACTIS Integration Manager.

ACTIS can thus benefit from the process integration the SAP Exchange Infrastructure offers, while SAP users can deploy the whole range of ACTIS integration functionalities.

The ACTIS XI Competence Team is composed of certified SAP NetWeaver consultants with integration expertise in design, customizing, implementation and operating. Atos Origin benefits from an in-depth SAP expertise and a long term experience in a wide range of industries and processes with global capabilities. As a global SAP partner with over



4,000 SAP consultants world-wide, Atos Origin is the competent partner for implementing complex integration requirements.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Atos Origin (Germany)**
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
Email: nicola.popoff@atosorigin.com

Atos Origin

PRESS RELEASE

# Telefónica Móviles Spain and Atos Origin launch a new solution for media companies

***Interacciona allows print media to add content in real-time, as the news is happening, and to keep it live and up-to-date at all times.***

***Madrid, 28 April 2005*** *- Telefónica Móviles Spain and Atos Origin have developed Interacciona (Interact), a new business service specifically targeted for print media, providing added value for readers, as well as paving the way for a new method of generating income through the distribution of premium content to mobile phones.*

With *Interacciona*, Telefónica Móviles is launching the first service to enable access to content through simple direct dialling on a mobile phone. This will extend the reach of new services to a target audience unfamiliar with traditional SMS or internet methods. Moreover, end users no longer need to contend with subscriptions or fixed costs, as they are only accessing information that is of direct interest to them and, therefore, only pay for content requested.

*Interacciona* uses the most appropriate mobile phone communication method in relation to the information offered – photos of an event, video or recording of a celebrity interview, film trailers, etc. This is all performed with a tool that is always on-line: content providers can send out information 24 hours a day, 7 days a week.

Telefónica Móviles provided the Telecommunications infrastructure, and will be responsible for setting up and managing the service for its clients. Atos Origin is the project consulting, integration and management partner, while MobileSpear supplied the technology platform that makes this new venture possible.

The new service enables users' interests to be captured and taken of at specific times, such as when they are reading their favourite sports paper, in order to increase the amount of information they are offered. This information can include enhancing articles with the latest photos, listening to entire editorials, showing apartment floor plans or highlights, participating in surveys or prize-draws, etc.

A successful pilot scheme has been running for the last few months in conjunction with the sports newspaper Marca, a leading medium for launching new mobile technology initiatives.


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*"Content services require increasingly quicker deployment. Shorter time-to-market gives operators and content providers many different advantages, particularly since much content quickly goes out of date and needs to be launched practically the moment it happens,"* said Juan Luis Rivero, Telecom Business Development Manager, Atos Origin España.

*"Through Interacciona, we are seeking to bring value-added content distribution to print media, reducing entry barriers for content providers to a minimum",* noted Pilar Latorre, Market Development Manager for Telefónica Móviles Spain.

**About Telefónica Móviles**
Telefónica Móviles Spain (www.empresa.movistar.es) is the branch of the Telefónica Móviles Group for the Spanish market. At the end of the 2004 financial year, it had approximately 19 million customers and a wide range of services and applications using latest mobile technology, including UMTS. Telefónica Móviles is one of the leading mobile phone operators in the world and the leading company in the Spanish and Portuguese speaking markets. It is present in 16 countries and manages over 78.2 million clients (at the end of 2004), including those taken over during the acquisition of BellSouth in South America. Shares in the company are traded in the Madrid and New York stock exchanges under the TEM sign.

**About Atos Origin**
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe. The company's annual revenue in the telecom industry is close to 1 billion Euro.

**About MobileSpear**
MobileSpear Inc.(www.mobilespear.com) MobileSpear allows a mobile phone user to dial a few digits and instantly retrieve information contained in print, audio or video form (say, a specific magazine article or newspaper story) and have it redirected to the user's device (SMS, MMS, etc.), email, website or other designated destination.

MobileSpear provides mobile operators, integrators, and content providers with an agile deployment environment for the creation, management and provisioning of flexible and easily accessible mobile service and content applications, available to all subscribers regardless of handset technology and network resources. By simply dialing a mobile phone numbers, MobileSpear converges the interactive world into any object that is number tagged.

An American/Israeli company with R&D center in Tel-Aviv, Israel and Business/Marketing HQ in Madrid, Spain. Our platform has been deployed at 7 operators around the globe.




**Press Contacts:**

Telefónica Móviles España
Communication Direction
Tel: +34 680 01 86 00
prensa@tsm.es

Atos Origin
Antonio Ferreiro
Tel: +34 91 440 88 00
antonio.ferreiro@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin, together with Loquendo, presents its New Interactive Virtual Assistant Solution

## *A truly innovative and differentiating element for promoting and optimising customer relationships*

## *Voice World Europe 2005 May 4th and 5th - Olympia Conference Centre, London Booth # 27*

***Madrid, 4 May 2005 -*** *Atos Origin, a leading international information technology services provider, together with Loquendo, the global speech technology company, presents its new web-based self-service and multi-channel applications in new conversational interfaces and interactive virtual assistants at the Loquendo stand at Voice World Europe 2005.*

Atos Origin's new Virtual Assistants introduce the concept of emotional and social intelligence to virtual channels. They enable Atos Origin's clients to foster a greater degree of humanity in their business relations by providing a more flexible interaction that adapts to fit each client's specific business objectives. This new technology introduces greater intelligence to the traditional self-service and virtual channel applications, makes interaction easier and guides the end-user by means of a lifelike dialogue. The applications illustrate the avatars' rich capacity for differentiated degrees of emotional behaviour, body language and lifelike spoken expression.

Atos Origin's new Virtual Assistants and conversational interfaces are the result of a combination of innovative technologies, which include Loquendo TTS synthetic speech engine, Loquendo ASR automatic speech recognition, complex Web programming, virtual reality design, 3D graphic design and display, to name but a few. The avatar's body language, expression and lip movements are synchronised with Loquendo's speech technology, taking into account the pronunciation of each phoneme.

Developing emotional intelligence solutions is the key to today's market success as mere operational efficiency is no longer sufficient to ensure customer loyalty. This means that conversational interfaces are the best adaptation to different user/customer profiles by the use of Information Systems, (experts and non-experts); because it takes into account the aspects of a customer's personality, expectations and experience in their interaction through these channels.


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**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**About Loquendo - Vocal Technology and Services**

With over 30 years of R&D expertise, Loquendo is at the forefront of the global speech technologies market. Its high-quality, high-performance technologies (Loquendo TTS - text to speech, Loquendo ASR - automatic speech recognition, Loquendo Speech Server, Loquendo Speaker Verification) and platforms guarantee systems integrators the best solutions in 16 languages and 36 voices - with more coming soon. From its headquarters in Turin, Italy, Loquendo deploys technologies that power millions of calls every day in the telecommunications and enterprise markets throughout the world.

*For more information, visit www.loquendo.com*

**For more information:**

Antonio Ferreiro
Atos Origin
Tel. +34 91 440 88 00
antonio.ferreiro@atosorigin.com

Gaea Vilage
Loquendo
Tel. +39 0112913503
gaea.vilage@loquendo.com

Atos Origin

PRESS RELEASE

# Atos Origin SMS Services make mobile banking more attractive

***Frankfurt/Main, May 4th, 2005 -*** *Atos Worldline, an Atos Origin company, is now offering German financial institutes new mobile banking services for their card holders, thus giving credit card holders global access to their account data. Using SMS (Short Messaging Service) text messages, they can display the current state of their account and an overview of all payment transactions made with credit cards on the screen of their mobile whenever they wish. At the same time, the new services allow financial institutions better control and optimisation of their payment traffic.*

## Tried and tested in France

In order to enable financial institutions in Germany to send SMS text messages to their card holders quickly and efficiently, Atos Worldline turned to a technical infrastructure that has already been successfully used by the Atos Origin group in France, with banks such as Société Générale and its Messalia banking SMS. With this move, Atos Worldline is taking a leading market position, with over 12 million SMS text messages sent per month.

## Transmission using a "Push" or "Pull Service"

Short messages may be sent via push or pull mode. With the push service – according to the initial situation in question (account overdrawn, submission of a new statement on the Internet, etc.) – a corresponding SMS text message is automatically generated and sent to the card holder. In the pull service, the card holder requests information (ex: current account balance), by sending an SMS text message to a corresponding quick-dial number and receives an answer by a SMS text message.

## Multiple possibilities for use

In the banking and financial sectors, SMS text messages can be used for queries on bank accounts (account balances, turnover, transactions details, transfers) and also about share prices.

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"From the banks' point of view, sending SMS text messages offers numerous advantages. It can further improve customer relationship management and increase the loyalty of bank customers towards their credit institutes. Furthermore, the use of SMS services can be seen as an additional distribution channel for bank information, particularly when used in tandem with online banking," states Erik Munk Koefoed, Atos Worldline's Managing Director in Germany.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Atos Worldline, an Atos Origin company -** Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

**Press Contacts**
Anja Müller (Germany) - +49 696 657-14 01
anja.mueller@atosorigin.com
Emilie Moreau (International) - +33 (0)1 55 91 24 74
emilie.moreau@atosorigin.com


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Origin

PRESS RELEASE

# Atos Origin Wins SAP Partner of the Year Excellence Award 2004

## *Underscoring commitment to customer service and quality*

**London, 5 May 2005 -** *Atos Origin, a leading IT services company, today announced that it won the SAP Partner of the Year Excellence Award for outstanding performance in 2004. Atos Origin won the award based on the results of a customer satisfaction survey, in which customers were asked to rate SAP partners on all aspects of the SAP implementation process, including professional competence, quality of consultants, SAP product know-how and ability to deliver on time and to budget.*

"This award is a key indicator of client satisfaction and service and is an outstanding achievement for Atos Origin, recognising the high regard with which it is held by its customers," Nicole Anderson, Director Business Development, SAP.

"Winning this award underscores our commitment to customer service and quality," said Guy Lidbetter, senior vice president, systems integration, Atos Origin. "We work closely with SAP and our customers to ensure we provide services that are closely aligned to their business objectives and that are tailored to their specific needs."

Atos Origin has over 17 years experience working with SAP solutions and is a SAP Global Services Partner, a SAP Global Hosting Partner, and a member of the SAP NetWeaver Partnership Initiative. The company has managed more than 1500 implementations and was the first to install SAP R/3 Operations. The Atos Origin global SAP practice has more than 4,000 SAP consultants around the globe and operates SAP Certified Data Centres in all geographical regions.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.


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**For further information contact:**
Caroline Crouch
Atos Origin
Email: caroline.crouch@atosorigin.com


Atos
Origin

PRESS RELEASE

## Atos Origin signs agreement with Bluegarden

***Stockholm, May 9th, 2005*** *- Atos Origin, a leading international information technology services provider, today announced that it has signed an agreement with Bluegarden ASA - the market leader in Scandinavia on Human Resource (HR) services, BPO, bringing to market a wide range of high-tech solutions for the HR domain. Under this agreement, Atos Origin becomes Bluegarden's primary IT services partner in Europe.*

Atos Origin will be active in delivering services that will enable Bluegarden to offer better and more efficient BPO services. Atos Origin will provide services ranging from supporting business development, technology decisions to implement new IT solutions and operate systems aimed at improving business results of Bluegarden and their clients. IT Services will be delivered as On Demand services through Atos Origin's IT operational center in Stockholm.

Jörgen Rasmussen, Atos Origin CEO in the Nordic countries says: " This framework agreement will be an opportunity for Bluegarden to grow their business faster with the knowledge of the IT power being at their fingertips. Atos Origin will deliver its expertise within the field of BPO, European experience and together we will bring innovation to the BPO market. We look forward to being a strategic partner to the successful Bluegarden group.

Svein Gullaksen, Administrerende Direktör, Bluegarden says: "This is an opportunity for Bluegarden to grow together with a top leading IT services provider partner with a solid experience in the area and in BPO in particular. The complexity of these systems is high and therefore it is of the greatest importance to have a partner who fully understands our business and has the ability to scale the IT power as soon as we need it ".

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.


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**Press Contact**
Tanja Ilic
Tel : +46 8 5170 5000
Email: tanja.ilic@atosorigin.com


Atos
Origin

PRESS RELEASE

## Atos Origin completes successful IT systems transfer at Karstadt Warenhaus

### *Atos Origin transfers approximately 70 applications and systems from Karstadt Warenhaus AG to Karstadt Kompakt GmbH & Co. KG in just three months*

***Stuttgart, May 9th, 2005*** *- Atos Origin, a leading international IT services company, has completed the IT systems transfer for Karstadt Warenhaus AG in just 12 weeks. After taking over parts of KarstadtQuelle's IT division in October 2004, Atos Origin took over responsibility for redirecting the IT systems for Karstadt Kompakt GmbH & Co. KG's 77 branches. Approximately 70 IT applications and systems – from HR applications right up to the IT infrastructure – were successfully configured and transferred to Karstadt Kompakt on January 1, 2005.*

As part of its strategic reorientation, Karstadt Warenhaus AG is setting up two new business units: The first incorporates the 89 large department stores and Karstadt Sport shops that represent the future core business of Karstadt Warenhaus AG. The second group is made up of the 77 smaller stores with sales space of less than 8,000 m². These stores have been hived off to form Karstadt Kompakt GmbH & Co. KG as part of a strategic project. The existing centralised IT systems for both groups of stores ran under the single umbrella of Karstadt Warenhaus AG up to the end of 2004. The systems had to be running separately for the newly-founded Karstadt Kompakt GmbH & Co. KG by the beginning of 2005.

Following its takeover of parts of KarstadtQuelle AG's Itellium IT division in October 2004, Atos Origin was responsible for the overall coordination and successful implementation of the reconfigured IT systems for Karstadt Kompakt GmbH & Co. KG. In collaboration with external partners and Karstadt Warenhaus AG, approximately 70 applications and systems were partially outsourced and adapted to meet new requirements in nine areas for the key date of January 1, 2005. These areas included finance, HR, logistics, branch applications, CRM/data warehousing, central applications, IT infrastructure and release management.

By mid November, the project team of 150 people led by Atos Origin had already started to (re)program the applications and carry out functional testing. The applications concerned are individual software packages as well as SAP applications running on


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central mainframe and on Windows and UNIX platforms. Following the change of the fiscal year, all Karstadt Kompakt stores were able to start trading under the new company name when the doors opened for business on January 3, 2005.

Gerhard Fercho, Managing Director of Atos Origin in Germany, expressed his great satisfaction at how the project was run: "In Atos Origin, Karstadt Kompakt had an experienced IT service provider on its side. We coordinated this comprehensive project in a professional manner. In spite of the tight deadline and the enormous scope of the various reorganisations, the entire team worked together extremely well to ensure the start on schedule."

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Press contact:**
Atos Origin (Germany)
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
Email: nicola.popoff@atosorigin.com


Atos
Origin

PRESS RELEASE

# Colas Picks Atos Origin as ASP Provider for New, Web-Based Cash Management Platform

### *The platform runs Kyriba and DataLog Finance software solutions*

***Paris, May 10 2005*** *- Colas, a world leader in the construction and maintenance of infrastructure for transportation, urban development and leisure facilities, has retained Atos Origin to assist it in deploying a new cash management and banking data interchange architecture. The new web-based cash management platform marketed, built and run by Atos Origin as an application service provider is supported by the Kyriba cash management solution and by DataLog Finance for banking data management.*

The new cash management platform will replace Colas' current decentralized applications. Implementation of web-based technologies will enable the Group's forty-five cash managers based at the head office and in twenty regional subgroups across metropolitan France to access all of the platform's features via an Internet browser.

**Seamless access to a single application backed by a unified database** will facilitate the synchronization, coordination and reliability of Colas' consolidated cash positions. Presently, they are obtained by extracting files from the cash management system, installed locally in the regional sub-groups, and then transferring them to the head office.

The new platform will enable:

- All the users to share a single database, managed and administered by the Central Cash Management Office.
- Automatic distribution of banking data across the organization, to all the accountants and other employees who need it.

Credits and debits will be fed to the platform daily from the one thousand Colas bank accounts and will be ERP-interfaced in both directions. Some 6,000 transactions will be processed every day.

**Claude Mégevet, Deputy Financial Officer of Colas,** noted that *"setting up this platform is part of our strategy of aligning all our cash managers and accountants around the same tools and procedures, while still letting our local subsidiaries manage their cash as they see fit. In a later phase, the platform will be deployed to our subsidiaries outside France as well."*

**By running the platform in ASP mode,** Atos Origin will free Colas from having to manage hardware and software installation, maintenance, supervision and back-up operations. That's because the platform's build and run contract comprises a **service level agreement** covering such areas as performance, high availability, critical-time continuity of service by means of redundant infrastructure located at two physically separate sites, data security, back-up procedures and procedures for updating through new functional and technical releases.

As the cash management platform is already up and running, it can be quickly deployed across the Colas organization. Atos Origin and Kyriba have already installed the infrastructure and software, and the platform is already being used by automaker PSA Peugeot Citroën.

**About Colas**
Backed by a workforce of 56,400 people and 1,200 autonomous profit centers located in 40 countries on all five continents, Colas is the world leader in construction and maintenance of infrastructure for transport, urban development and recreational facilities. In 2004, the Group completed 94,000 projects and posted consolidated economic revenue at 8.2 billion euros.

Roads account for more than 80% of the Group's total business activity, including the construction and maintenance of roads, highways, runways, ports, industrial platforms, logistics facilities, city streets, parking lots, reserved lane public transport networks, bike paths, sports facilities, automobile racing circuits, retention ponds, recreational facilities, etc.

Colas also works in activities that are upstream from construction. Thanks to its tight international network of industrial sites (535 quarries and gravel pits, 165 emulsion plants, 607 asphalt mixing plants), the Group is involved in the production and recycling of construction materials (aggregates, emulsions, binders, asphalt concrete) which are used on its own projects or sold to third parties.

In 2004, the Colas Group produced 96.2 million tons of aggregates (with 2.2 billion in reserve stock), 1.4 million tons of emulsion and 52.6 million tons of asphalt concrete.

Colas also operates in other road related activities, which enables the Group to offer a full range of products and services to all its customers – both public and private:


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- Manufacturing and installation of signs, signals, traffic management and safety equipment
- Manufacturing and application of waterproofing products, siding, roofing
- Installation of pipes to transport fluids
- Construction and refurbishment of buildings
- Construction and maintenance of railway networks (trains, tramways)
- Services and concessions

Colas paves the way, serving people, freedom, better living and economic development. Colas is listed at the Paris Stock Exchange on the continuous A market (code ISIN FR 0000121634).
Web site: www.colas.com

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**For further information, contact:**
Caroline Crouch
Atos Origin
Email: caroline.crouch@atosorigin.com


Atos
Origin

PRESS RELEASE

# Two IT Systems Supported by Atos Origin Won Best Project Awards at the Government Computing BT Awards for Innovation

## *Recognising the Ambition across the Public Sector to Improve the Quality of Service Delivery Through the Use Of Technology*

***London, 10 May 2005 -** Atos Origin, a leading IT services company, today announced that two of the projects supported by Atos Origin were winners at the Government Computing BT Awards for Innovation. The Department for Constitutional Affairs and Criminal Justice IT won best Government-to-Government project and the Compensation Recovery Unit at the Department for Work and Pensions won best government to business project.*

Over 100 e-government projects were entered, with contributions from central and local government, defence, education, criminal justice and the health service. Since their introduction in 1996, the awards, organised by Government Computing magazine, have become recognised as the prime accolades for those working on electronic delivery of public services.

"These awards recognise how government organisations are successfully using IT to improve the delivery of public services," said Owen Bull, vice president, Public Sector, Atos Origin. "We are delighted that Atos Origin forms part of the two winning teams."

**Xhibit and Criminal Justice System (CJS) Exchange Xhibit Portal**

XHIBIT from the Department for Constitutional Affairs, exploits internet technology to modernise the hearing process in Crown courts. XHIBIT impressed the judges for its inventive use of multiple technologies, cross departmental working, efficient use of staff time and real benefits for the citizen.

The CJS Xhibit Exchange Portal was developed for Criminal Justice IT and is supported by Atos Origin. It allows criminal justice personnel such as the Police, the Crown Prosecution Service, Probation Service and others access to daily court lists and outcomes of court hearings. Users can request that information updates on specific cases or courts are sent direct to them via email, fax or text message. This means, for example, that police officers no longer have to spend time at the courts waiting to give evidence.



Instead on receiving the email or text message update, they make their way direct to the courts.

## Compensation Recovery Unit

The Compensation Recovery Unit, that was designed, built and is now supported by Atos Origin, provides electronic business links with the insurance industry from the Department for Works and Pensions to improve communication with the insurance industry on compensation payments. Recent enhancements to the system now mean that over 50% of the business unit's claims are conducted electronically.

The Compensation Recovery Unit impressed the judges with its scale and complexity, reducing the pressure of manual work, improving the integrity of data and greatly shortening the time taken to respond to customers.

### About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**For further information, contact:**
Caroline Crouch
Atos Origin
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin and Volkswagen Bank extend their service agreement

***Frankfurt, May 10th, 2005*** - *Atos Worldline, an Atos Origin Company, and Volkswagen Bank GmbH, Braunschweig, today announce the extension of their service agreement over the next five years. Since 1996 Atos Worldline has carried out the technical processing of over 370,000 Volkswagen VISA and Master Cards*

The service agreement up to now included classical processing services, as well as extra services such as bonus programmes. The extension of the cooperation today also includes the graphical user interface "SEMPRIS®gui" of the new front ends for the card management system SEMPRIS®, which Atos Worldline has recently developed. From September 2005 Volkswagen Bank will then have direct real-time access on Atos Worldline Systems. This enables them to deal with their business transactions more efficiently.

## Advantages for financial institutions

The graphical user interface of the new web-based front ends can be activated with a web browser (MS Internet Explorer, at least version 5.5) without any additional necessary installations. Up until now, any financial institution collaborating with Atos Worldline could only access their data through classical host connections. SEMPRIS®gui (Graphical User Interface) will now provide an overview of all business transactions by means of a logical step by step process, making it easier and faster for system users, independent of complex mainframe masks and rigid prescribed application routines.

The new service is part of a professional workflow management system. In this manner, the value chain at the financial institutions and downstream service centres can be improved and a higher added business value obtained.

## Quality and Safety

The new product was developed by Atos Worldline in order to offer its customers an even better service. At the same time, the web-based resolution method developed for this reason, will continue to fully satisfy the security and audit requirements guaranteed with the host systems, which is supported by what is known in IT terms as the "4-eye principle" and which is usually used in the banking sector.

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## Further developments

The new system should be also available in several languages at a future date. Furthermore, this new solution will allow bank systems to integrate with Atos Worldline Systems by means of an innovative integration model called EAI (Enterprise Application Integration). Financial institutions can choose to use the Atos Worldline System either with the new front end or their own already existing front end application.

Erik Munk Koefoed, Managing Director at Atos Worldline says, "We are very pleased to be working together with our longstanding customers, Volkswagen Bank, in this new project, in order to gain an initial practical experience together. Our mid-term goal is to open up our systems to the international market."

## About Volkswagen Bank

Volkswagen Bank AG, a subsidiary of Volkswagen Financial Services AG, was founded in 1949. With a total of EUR 21.4 billion as at December 31st, 2004 and about 3 million private customers, Volkswagen Bank is the leading automotive bank in Europe. The offer of the Braunschweig company are ranging from financing, leasing and insurancing new vehicles of all makes of the Volkswagen group as well as second hand cars via direct banking to financing of car retailers.

### About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Atos Worldline, an Atos Origin company -** Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

**Atos Origin Press Contact**
Anja Müller (Germany)
Tel: +49 (0 69) 66 57-14 01
Email: anja.mueller@atosorigin.com

Emilie Moreau (International)
Tel : +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com


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Origin

PRESS RELEASE

## Montpellier University Hospital Chooses Atos Origin to Implement Access Control to its Information System Applications

***Paris, 11 May 2005*** *- The Montpellier University Hospital has retained Atos Origin to design its Single Sign-On (SSO) encrypted authentication solution to manage access to its information system. This centralized authentication management model will strengthen control over user identification, non-repudiation and data confidentiality. It will also streamline the architecture and administration of the hospital's information system and make it more reliable.*

Eventually, the 7,000 internal and outside users of the hospital's system, such as health care professionals and administrative staff, will be able to easily and securely access more than 50 applications, at the rate of 15,000 authentications per day.

After first consolidating its directories into a single core directory and conducting a pilot trial of SSO access to a variety of applications, the Montpellier University Hospital wanted its new directory to serve as the keystone for its new requirements in the areas of security and identification management. To help drive this process forward, the hospital chose Atos Origin to install an access management solution for all its applications, including the **UNIX and Windows systems and its client/server, intranet and extranet applications.** The solution needed to have the following design features:

- A single infrastructure directory consolidating all the existing directories so users could be authenticated.
- A single password and signature to access any application.
- A single technology, compatible with various web application technologies.
- One signature per hospital card and health care professional card.

*"By choosing Atos Origin to assist us in managing implementation of the SSO project, we were sure we had selected the right IT partner. The services delivered by the Atos Origin teams corresponded perfectly to our new requirements in terms of managing ID's and security"* noted **Oliver Tinland** and **Christian Capelle, SSO project managers at the Montpellier University Hospital.**

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**Principles of the implemented SSO solution**
Atos Origin is assisting the project's lead contractor in designing, configuring, developing, planning and controlling the roll out of the SSO solution for each of the hospital's applications. The selected SSO solution was designed with a series of key features in mind:

- **Security:** access to applications is controlled through simple or strong encrypted authentication based on health care professional cards or hospital cards. The SSO system also provides secure access to an application accessible from all the university hospitals in France via the dedicated *Ville Hôpital* network.
- **Authentication persistence** across hospital information system, web-based or client/server applications.
- **Ease of deployment and maintenance:** the only program residing on the client is the Dynamic Linked Library (DDL) to ensure persistent connection between the client and the server.
- **Flexibility and open source** for future-proof scalability, especially the possibility of external access via the *Ville Hôpital* network. The choice of open source components minimizes the adaptation process and the risks arising from integrating and migrating legacy assets while complying with technical specifications.
- **High availability:** two active, secure servers enable load balancing for high availability.
- **Independence and inter-operability** with authentication systems, particularly Oracle applications.

The platform now in place is based on a central authentication server associated with filter agents installed on the application servers. The single server facilitates administration and enhances security, while the centralized architecture enables name user and password simulation application by application. It also responds to the needs of both client/server and intranet/extranet applications.

**About the Montpellier University Hospital**
Today, the Montpellier University Hospital is positioned as a major health care center with seven establishments providing a full range of health care services. It ranks fifth among France's university hospitals. With 3,000 beds and a staff of 10,000, it is one of the largest companies in the Languedoc Roussillon region.

Its reliable, modern information system features:

- 4,500 workstations (75% single-user).
- More than 200 servers running UNIX, Novell or Windows.
- More than 200 applications, including 60 web-enabled.

The system, which is constantly being migrated to intranet technologies, operates 24/7 to serve the needs of more than 7,000 users.


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**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Contact for Press:**
Anne de Beaumont
Tel +33 (0)1 55 91 24 15
Email: anne.debeaumont@atosorigin.com


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PRESS RELEASE

# Atos Origin Selected by BANSEFI to Help Address Federal Government Directed Initiatives in Mexico

## *Atos Origin Data Center to Help Improve BANSEFI Clients' Access to Financial Services and Enable the Bank to Broaden Services*

***MEXICO CITY, May 12th 2005*** *- Atos Origin, a leading international information technology (IT) services provider, today announced they have been selected by Banco del Ahorro Nacional y Servicios Financieros (BANSEFI), a large savings institution in Mexico, to provide application and data hosting services in support of a project sponsored by the Mexican Government and the World Bank to strengthen Mexico's savings and credit institutions, including those in marginal areas, and to improve access to financial services for the poor. The contract value is greater than $13 million over three years.*

BANSEFI with its 560 branches is committed to the success of the program called "The Network of the People" (La Red de la Gente), also sponsored by the Mexican Government and the World Bank. Already underway, this project is creating efficiencies for distributing governmental programs to the Savings and Popular Credit Sector, directed to alleviate poverty and to generate development opportunities for low-income citizens. An important element of the BANSEFI participation is that BANSEFI provides secure financial products and services to the low-income population and contributes to the integral money-management skills of these clients.

Comprehensively, this project has the potential to touch the lives of more than 20 million of Mexican nationals, including those working in foreign countries to support their families back home in Mexico. BANSEFI is diligently promoting the benefits of the program such as interest rates, flexible terms and helping educate the Mexican public on the discipline of financial savings. Relying on information technology support from Atos Origin, BANSEFI is able to offer the advantages of immediate availability to accounts and funds via a web interface, information secured and highly available from a World Class Data Center.

"The three-year contract with Atos Origin goes beyond databases and available servers" stated Javier Gavito, General Director of BANSEFI. "It's about providing the right support to our financial services, it's about delivering an infrastructure that allows us to deepen and broaden our services, and it's about information in real-time that improves our operations to benefit our clients."



"We will measure our success according to BANSEFI's ability to comply with the transformational goals of the Federal program as demonstrated through an ever increasing number of new savings accounts and the greater fiscal efficiencies of Mexico-based businesses," stated Paul Stewart, chief executive officer and executive vice president of the Americas, Atos Origin. "Information Technology will help facilitate the World Bank's vision. Working with BANSEFI, our goal is to enable an increase in their services and provide access to transactions and account information by more people – when they want it, where they need it."

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Atos Origin Contact for Press:**
Sergio Banuet, Atos Origin: +52 55 5905 3303 or
+52 55 5402 1501 (mobile)
sergio.banuet@atosorigin.com

Rose Sparks, Atos Origin: +1 713 513 3271
rose.sparks@atosorigin.com

Jessica Schwend, Coltrin & Assoc.: +1 212-221-1616
Jessica_schwend@coltrin.com

**Contact for Atos Origin Investors:**
John White, Atos Origin, Inc.
+33 (0) 1 55 91 26 32
john.white@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin First Quarter Revenues for 2005

## *Strong organic revenue increase of 9.1%*

***PARIS – May 13th, 2005** – Atos Origin, a leading international information technology services provider, today announced that unaudited revenues for the three months ended March 31st, 2005 amounted to EUR 1,356 million, showing a 9.1% organic increase on a constant scope, exchange rate and accounting principles basis. Revenues for the period are reported under the new IFRS accounting standards.*

The appendix to this statement provides an analysis of revenues by service line and geographic region.

### Analysis of Revenue Performance

Total Group revenues for the first quarter ended March 31st, 2005 were EUR 1,356 million, compared with EUR 1,305 million for the equivalent period last year. Atos Origin has adopted IFRS standards with effect from January 1st, 2005. The comparative pro forma revenues of the Group in Q1 2004 were EUR 1,291 million and on that basis the statutory 2005 figures under IFRS were 5.0% higher. After adjusting for business disposals during the past twelve months, and at constant exchange rates, the Group produced organic growth of +9.1%. This is the third quarter-on-quarter increase, confirming a general improvement in market conditions.

| Euro Millions | Q1 2005 revenues | Q1 2004 revenues | % change |
|---|---|---|---|
| Reported for Q1 2004 | | 1,305 | |
| Less: IFRS impact | | (14) | |
| **Statutory growth** | **1,356** | **1,291** | **+5.0%** |
| Less: Disposals | | (41) | |
| Less: Exchange Rate impact | | (7) | |
| **Organic growth (*)** | **1,356** | **1,243** | **+9.1%** |

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(*) Organic growth at constant scope and exchange rates.

The three main service lines each recorded strong organic revenue growth. In Consulting there was a 10.3% organic increase in the first quarter, year-on-year. The confirmation of growth in consulting demand is an additional indicator of the market recovery.

Revenues in Systems Integration were 9.0% higher organically in the first quarter, which is the first quarterly revenue growth for more than two years and confirms the positive trend seen in 2004. The growth in Q1 was mainly due to volume increases. The Group has increased the amount of recurring revenues in this segment from application life cycle management contracts.

After adjusting for business disposals, mainly the US Cellnet business, organic revenue growth in Managed Operations was 9.0%, reflecting the steady inflow of orders which has accumulated during the past year.

On a regional basis, revenues in France were 1.8% higher than last year, benefiting from a strong performance in Consulting and Systems Integration, particularly from the new contract with Renault. Outsourcing, excluding Euronext, was stable as a number of contracts are finishing the transition phase and will enter into a normal run rate in Q2 and Q3. There was a decline in revenues at Euronext following the client's cost reduction activities, but we expect to benefit from an extension of the partnership with Liffe later this year

Elsewhere, good organic revenue growth was achieved in both The Netherlands (+4.4%) and in the United Kingdom (+7.7%), where the Group picked up additional work, especially in the Public Sector. Revenues in Germany-Central Europe recorded an exceptional 92% organic growth, mainly due to the KarstadtQuelle contract. In the rest of EMEA growth in Italy and Spain was encouraging, but in the Middle East revenues are still affected by political instability in the region.

After disposing of more than 50% of the business in the Americas in mid-2004, the remaining activity is now healthy and growing once again and recorded a year-on-year organic increase of 13.0% in the first quarter. The Asia-Pacific region also recorded strong organic growth of 15.1% in the first quarter of 2005.

**Net debt**

Net debt at the end of Q1 was EUR 518 million (EUR 504 million excluding restatement under IAS 32), compared with closing net debt of EUR 491 million at December 31st, 2004. This limited increase was in line with normal seasonal patterns. The Group remains confident of reducing net debt to EUR 350 million by the end of this financial year, excluding the proceeds of business disposals that we expect to complete during the course of 2005.

Atos Origin

## Refinancing program

Atos Origin yesterday signed with a consortium of nine banks a EUR 1.2 billion multi-currency revolving credit facility to be used for general corporate purposes, including the refinancing of the previous EUR 900 million syndicated facility, which was established in January 2004 following the Sema Group acquisition. The new facility will have a five-year maturity with two one-year extension options.

The new facility will reduce borrowing costs and increase the Group's financial resources in terms of total available financing. The repayment terms and conditions of the new agreement are considerably more flexible than under the previous facility.

## IFRS transition impact

Pursuant to the internal calendar presented in the 2004 annual report and in line with the AMF recommendations issued on January 31st, 2005, the IFRS conversion program is as follows:

- Revenues for the first quarter of 2005 are published today in accordance with the new IAS / IFRS rules and we have also released on the Group's web site fully audited details of how the new accounting standards affected Net Income and Group Equity in 2004.
- The first full set of consolidated financial statements prepared in accordance with the new accounting standards will be reported in the Group's results for the six months ended June 30th, 2005, which will be announced on September 7th, 2005. This will include a full restatement of the Group's 2004 accounts.
- The application of IFRS to the 2004 accounts resulted in an increase in Net Income from EUR 10.5 million to EUR 110.4 million, mainly as a result of removing the goodwill amortization charge, partly offset by a new charge for stock options. Group Equity increased from EUR 1,466 million to EUR 1,585 million, mainly due to reinstating goodwill.

-----------

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors .

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Contact for Press:**
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com
**Contact for Investors:**
John White, Tel: +33 (0) 1 55 91 26 32, john.white@atosorigin.com

Atos Origin

-----------

## ANALYSIS OF REPORTED REVENUE

**By Service Line**

*3 Months ended March 31st, 2005*

| Euro Millions | 2005 | 2004 IFRS | % change | % (*) |
|---|---|---|---|---|
| Consulting | 106 | 97 | +9.3% | +10.3% |
| Systems Integration | 559 | 525 | +6.6% | +9.0% |
| Managed Operations | 690 | 669 | +3.2% | +9.0% |
| **Total** | **1,356** | **1,291** | **+5.0%** | **+9.1%** |

(*) Organic growth at constant scope and exchange rates

**By Geographic Region**

*3 Months ended March 31st, 2005*

| Euro Millions | 2005 | 2004 IFRS | % change | % (*) |
|---|---|---|---|---|
| France | 354 | 348 | +1.8% | +1.8% |
| United-Kingdom | 299 | 283 | +5.6% | +7.7% |
| The Netherlands | 257 | 246 | +4.4% | +4.4% |
| Germany + Central Europe | 135 | 70 | +92.5% | +92.4% |
| Rest of EMEA | 233 | 235 | -0.7% | +0.1% |
| Americas | 43 | 73 | -41.0% | +13.0% |
| Asia Pacific | 35 | 36 | -3.0% | +15.1% |
| **Total** | **1,356** | **1,291** | **+5.0%** | **+9.1%** |

(*) Organic growth at constant scope and exchange rates


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Origin

PRESS RELEASE

## Atos Origin launches solution 'Business Accelerator' for Mobile Virtual Network Operators

***Paris, 16 May 2005*** - *Atos Origin announced today, at TeleManagement World Expo, Nice, the launch of a new solution for Mobile Virtual Network Operators (MVNO) and Enablers (MVNE). Built around Microsoft .NET architecture, the solution includes pre- and post-paid billing, Customer Relationship Management and Order Management functions. Demonstrations of the solution can be seen at Microsoft Corp.'s booth, number 120.*

The modular MVNO solution is designed for Operation Support System (OSS) and Business Support System (BSS) platforms and its flexibility means it can be adapted to meet multiple requirements, such as hosted Intelligent Networks (IN), hosted Value Added Services (VAS), and convergent billing.

François de Gasquet, Director Business Development Telecom at Atos Origin comments: "The solution 'Business Accelerator' allows MVNOs to manage customer data and the billing process faster, more accurately and across borders. This will give them a competitive edge and help increase profits."

Andrew Steven, Director of the Communications Sector at Microsoft added: "The Microsoft .NET platform combined with Atos Origin's expertise in billing and CRM systems offers a compelling solution for MVNOs. Virtual operators and enablers can experience real commercial benefits in a short time with this integrated system."

**TeleManagement World Expo**
Atos Origin is presenting at TeleManagement World Expo, between 16th- 19th May 2005. The company will be showcasing its global expertise in the telecom market and participates in two Catalyst Programs: Revenue Assurance and Business Activity Monitoring (BAM). The Catalyst Programs showcased at TeleManagement World enable service providers, system integrators and hardware and software vendors to solve critical industry challenges in the OSS and BSS platforms. Atos Origin will be in Hall 1 Booth CS2 and CS5.

Atos Origin

During the TMW Expo, Atos Origin gives the following presentations:

- 18 May, 11.00 – 12.00h. – Philippe Goujard, Expert Telecom at Atos Origin: "Moving NGOSS compliance to the Business View"
- 18 May, 14.00 – 15.00h. – Philippe Goujard, Expert Telecom at Atos Origin: "Structured approach to Revenue Assurance: Benefits of BAM"

Atos Origin has a 20 year track record of delivering global services in the telecoms sector. The company delivers reliable end-to-end solutions and has a customer base covering major European telecom operators such as France Telecom, KPN, Vodafone, and Telecom Italia. The company's annual revenue in the telecom industry is close to EUR 1 billion.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.



**Press Contact:**
Anne de Beaumont
+ 33 1 55 91 24 15
anne.debeaumont@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin Implements its D&M Press Connect Plus Content Management and Editorial Production System for the Spanish Official State Journal (BOE)

## *After successfully starting production, Atos Origin moves forward by implementing new functions to its solution*

***Madrid, May 16, 2005 -*** *Atos Origin, a leading international IT services company, has implemented its D&M Press Connect Plus content management and editorial production system for the Spanish Official State Journal (Boletín Oficial del Estado – BOE).*

The journal now benefits from a wide range of improved functions in relation to the previous editing and production solution. New functions have been added that are adapted to recent requirements made by the government agency, allowing it to benefit from powerful production and editing capabilities during the development of its various publications.

The Spanish Official State Journal is a government agency, attached to the President's Office, responsible for printing, distributing and selling the Official Journal and the Chamber of Trade and Industry Official Journal, printing indices and compilations of legal documents and carrying out official printing work as requested by Ministerial departments, agencies and other government bodies.

D&M Press Connect Plus represents technological evolution, providing new capabilities and facilitating simple and powerful integration with other publishing and communication systems used by BOE (electronic publishing) and during the printing process (rotary press). In addition, the use of standard, accessible technology, such as XML and PDF files, enables rapid content recycling.

This content can be used to develop value-added products that meet society's demands for additional information and new communication methods.

Specifically developed for editing and producing journals and newsletters for Autonomous Regions, County Councils, Town Councils, and other such government agencies, D&M Press Connect Plus removes the need for numerous repetitive, manual procedures and enhances the work and editorial management flow, making work easier for users and managers.


Atos
Origin

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**For more information:**
Antonio Ferreiro
Atos Origin
Tel. +34 91 440 88 00
antonio.ferreiro@atosorigin.com


Atos
Origin

PRESS RELEASE

# Atos Origin, Integrator of the Open Source Emergency Medical Record Application to Attend 2005 Emergency Medicine Trade Show at Palais des Congrès, May 17 to 19, 2005

***Paris, 16 May 2005** - Atos Origin, partner of healthcare solution designer "Centre de Ressources en Informatiques Hospitalières (CRIH) des Alpes" (Hospital IT Resource center), will feature its open source software application for public and private sector emergency rooms at the 2005 Emergency Medicine trade show to be held at the Palais des Congrès in Paris from May 17 to 19.*

Under France's emergency medical services (EMS) plan, Atos Origin and CRIH des Alpes have pooled their expertise to address the new challenges facing emergency rooms, namely the need to optimize their services and deliver quality care, even as the number of patients continues to grow.

**Together, Atos Origin and CRIH des Alpes have developed an emergency medical record solution specifically for EMS personnel.** As part of the solution, Atos Origin offers the software, without charging licensing fees, and provides the following support services:

- A preliminary study, including an evaluation of the requisite patient management interface.
- Installation assistance and training for referring caregivers and users.
- System start-up support.

Atos Origin serves many healthcare establishments in France via a network of 16 regional offices that ensure local customer service and fast response. Leveraging its experience with a major mutual insurance company, the Grenoble University Hospital, the Hospices Civils de Lyon and the Montpellier University Hospital, Atos Origin has acquired extensive capabilities in the integration and securing of medical process solutions.

**The Emergency Medical Record software is fully mature and adapted to the routine needs of EMS departments, enabling practitioners to:**

- Establish a quick diagnosis.
- Implement a therapeutic strategy.
- Manage prescription protocols and clinical observation documentation.

Atos Origin

- Manage patient care and alerts (control and monitoring).
- Share information with other healthcare professionals.
- Codify diagnoses and medical acts without the need to reprocess data.

In addition, connection with the PEPS© healthcare data interchange platform enables EMS departments to communicate with family doctors and send reports and related documents (images, etc.) to medical correspondents to pursue the necessary patient care.

**About CRIH**

CRIH designs and develops innovative solutions for improving the performance of healthcare processes, sharing medical records and disseminating information. Since its founding 30 years ago, CRIH has either pioneered or helped design several major information system projects:

- 1972 – Developed the first computerized patient record, which was used to validate the Diagnosis Related Group (DRG) algorithm in the United States, precursor of France's PMSI electronic health record system.
- 1994 – Developed France's first individual patient code (IPP) concept, which was validated by the Commission Nationale de l'Informatique et des Libertés (CNIL).
- 1999 – Innovated by developing the first solution for practicing medicine over the Internet (Crist@l-Net).
- 2004 – Established a regional login and regional medical record information-sharing system for monitoring cancer patients.

**Press contact:**
Françoise Verroust
Phone: +33 (0)4 76 76 51 63
FVerroust@chu-grenoble.fr

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Contact for Press:**
Anne de Beaumont
+ 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com



PRESS RELEASE

# Atos Origin Belgium joins Group headquarters in Zaventem's « Corporate Village »

**Zaventem, 17 May 2005 -** *Atos Origin, an international IT services company, today announced the move of its two Belgian operations in Uccle and Zaventem to new offices in the Corporate Village area of Zaventem. Employees of Atos Origin Belgium will join the Group's corporate team where both groups will benefit from a closer working relationship and shared expertise.*

The new offices are located at the Corporate Village, Da Vincilaan 5, 1930 Zaventem. The choice of location is strategic and reflects Atos Origin's solid growth across the region in recent years.

Henri Van Engelen, Managing Director of Atos Origin Belux said: "I am happy with the result of this move that integrates 700 employees in the new offices, joining the global teams that have been at this site for a year. We believe that brand new high-tech offices will give our employees a renewed energy and offer an innovative working environment. It is the beginning of a new growth period for Atos Origin Belgium».

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Press contact:**
Christelle Colin
Da Vincilaan 5, B-1930 Zaventem
tel +32 2 690 26 04
fax +32 2 690 27 05
christelle.colin@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin Earns ISO 9001:2000 Certification for Entire French Outsourcing Business

***Paris, 18 May 2005 -*** *Atos Origin, France's leading outsourcing service provider according to market survey group IDC, has earned ISO 9001:2000 certification for all of its outsourcing operations in France, involving 3,900 employees.*

Outsourcing represents approximately 50% of Atos Origin's global workforce and revenue, or 22,000 people and €2.8 billion. It covers 45 worldwide data centers, a 45,000 MIPS mainframe environment, 50,000 servers and 500,000 desktops. Apart from France, the ISO 9001:2000 process is being pursued in major European countries like the Netherlands, the United Kingdom and Germany.

For many years, most of the French operations have been deploying comprehensive quality management systems and have gradually been certified ISO 9001:2000 compliant. Today, all of the outsourcing activities have been certified:

- **Operations management**: Operation and management of centralized data processing; ERP application software and services; technical infrastructure such as platforms and networks.
- **Desktop services**: Desktop asset management and user support; integration, deployment, support and maintenance of desktop assets and ATMs.
- **Data processing services**: Consulting services; technical support; implementation and administration of infrastructure solutions.

According to Arnaud Ruffat, Executive Vice President, Outsourcing, France, "This new certification now covers the full range of our outsourcing services. Delivered by AFAQ, the certification guarantees the quality of our services and provides genuine value added for our customers."


Atos
Origin

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors .

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Contact for Press:**
Anne de Beaumont
+ 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com


Atos
Origin

PRESS RELEASE

## Atos Origin sells its Nordic operations to WM-DATA

***PARIS – May 23rd, 2005*** - *Atos Origin, a leading international information technology services provider, today announced that it has reached agreement to sell its Nordic operations to WM-data for SEK 1,330 million (EUR 145 million), payable in cash at completion. The transaction remains subject to approval from the competition authorities in Sweden and Norway, but is expected to complete in the second half of June 2005. Atos Origin and WM-data will enter into an alliance agreement to provide extended support for each other's clients in their respective geographic domains.*

Atos Origin acquired IT service operations in the Nordic region as part of the acquisition of Sema Group from Schlumberger in January 2004. The annual revenues in that region are approximately EUR 175 million, with 1,300 staff. Prior to 2004, Atos Origin had acquired a very small IT service unit in the Nordic region with Origin, which it sold to WM-data in 2001. Between 2001 and early 2004 WM-data supported Atos Origin clients in the Nordic region and Atos Origin supported WM-data clients elsewhere in Europe under a collaborative agreement.

At the time of acquiring Sema Group, Atos Origin stated an intention to dispose of businesses with annual revenues of up to EUR 500 million. In 2004, the Group disposed of businesses with annual revenues of just over EUR 200 million and today's announcement represents a significant further step in completing that objective. The Group expects the remainder of its disposal program to be completed in 2005.

Bernard Bourigeaud, Chairman of the Management Board and Chief Executive of Atos Origin said: "As a result of our previous relationship with WM-data, I am confident that clients of our Nordic business will be well served by WM-data, and that the enlarged WM-data group is well positioned to achieve leadership in the Nordic region. I look forward to entering into a close cooperation with WM-data to support our respective operations internationally and am confident that we will develop a strong and successful partnership. I would like to thank all of our employees in the region for their support and enthusiasm and I to wish them the very best of good fortune in the future".


Atos
Origin

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors .

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Contact for Press:**
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com

**Contact for Investors:**
John White, Tel: +33 (0) 1 55 91 26 32,
john.white@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin Migrates Beneficiary Data for AG2R-ISICA Fund

## *Retirement – Data Migration*

***Paris, May 24th 2005*** *- AG2R-ISICA, France's leading multi-sector pension and employee benefit fund for active and retired employees is participating in the harmonization of the French retirement system recommended by ARRCO and AGIRC, its two member organizations that manage France's mandatory supplementary pension funds for, respectively, non-managers and managers. As part of this process, the fund has selected Atos Origin to migrate the data on its two million beneficiaries to a single software solution offered to all its retirement funds by GICR , a consortium that develops software for AARCO and AGIRC.*

**The shared solution developed by GICR** covers, for manager and non-manager supplementary pension funds, the following functions:

- Calculation of benefit entitlement.
- Management of beneficiary accounts.
- Pension payments.

**The reasons for choosing Atos Origin**
Atos Origin's added value comes from the in-depth knowledge of the retirement market it has gained since 1990 and its experience in similar migration projects. "We selected Atos Origin primarily for its industrial approach to pension fund IT, as well as for its ability to meet its commitments. Another important reason was that we had already worked together on several successful projects. Not long ago, Atos Origin supported us on the euro project, helped implement our solution for the administrative management of web-based time savings accounts, and has been maintaining our pension-related applications on its Orléans platform for the past two years," explains Christian Chabanon, director of major projects at AG2R-ISICA.

**The migration solution**
The technology deployed for the project was built around the Sunposis data integration platform for the migration chains and a certain number of user-friendly decision-support applications for the project owner. These dedicated applications help to optimize the process of qualifying the migrated data in the following areas:


Atos
Origin

- Audit of source data.
- Comparison of source/target data assignments.
- Comparison of source/target tax returns.
- Comparison of source/target credit and debit balances.

Data is being migrated in two phases:

- Starting on January 1, 2005 for data from the ISICA fund (ARRCO - non-managers) and the UGRC fund (AGIRC – managers).
- Starting on January 1, 2006 for data from the UGRR, IRCOM, CGRR and IGRC funds (ARRCO – non-manager).

**About AG2R**
AG2R is France's leading multi-sector pension and employee benefit fund for active and retired employees.

- France's leading supplementary insurer (Source: ranking in Argus de l'Assurance of September 3, 2004).
- France's leading company pension plans manager through Arial Assurance, owned 50-50 with La Mondiale (Source: ranking in Argus de l'Assurance of October 15, 2004).

With:

- €6.2 billion in revenue in 2004.
- More than €10 billion in underwriting reserves and provisions.
- 7 million people covered or insured.
- 700,000 company contracts in the for-profit sector (supplementary insurance, health insurance, savings plans).
- 300,000 companies affiliated in retirement programs.
- More than 3,600 employees in France in 250 offices in nearly 100 cities.

For more information on AG2R, visit the company's website at www.ag2r.com

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Contact for Press:**
Anne de Beaumont, Tel +33 (0)1 55 91 24 15, anne.debeaumont@atosorigin.com


Atos
Origin

PRESS RELEASE

## European Telecoms Market Set for Radical Change, Says Report from Atos Origin and leading analyst Firm

***Paris, 25 May 2005*** *- Within five years, the European telecommunications landscape will have radically changed. The concept of a fixed connection for consumer voice will have eroded and enterprises will be buying hosted telecommunications services. These are the predictions from a report disclosed today from Atos Origin, a leading international IT-services company, and IDC. 'The European Telecom Review' is an in-depth study of the leading European telecoms operators, carried out by IDC.*

According to the report, telecommunications operators are engaged in a battle for enterprise value added services and customer attention. The convergence of fixed and mobile infrastructure and telecommunications and information technology is enabling operators to sell bundled services to consumers, including voice, TV, Internet, and mobile services. In addition, operators are forced to move up the value chain, caused by decreasing margins on basic network services.

IDC's latest forecasts show that voice over broadband (VoBB) connections in Europe will grow from 2 million in 2004 to 22 million in 2008. Together with Internet and TV, VoBB will be a key component of bundled services.

Pim Bilderbeek, Vice-President European Telecommunications and Networking Research at IDC says: "CEOs of telecommunications operators are shifting their attention from cutting costs to growing profitable revenues. As a result, new business models are being launched and networking architectures and IT systems are changing rapidly to support new service delivery models."

Giovanni Linari, Board Member and coordinating Global Telecom services at Atos Origin concludes: "Atos Origin works with many of Europe's leading telecoms operators. It is important for us to understand the drivers for market change so we can offer services that meet the specific requirements of telecoms companies over the next few years. We constantly strive to help our telecom operator clients become more profitable and better positioned to capitalize on the market opportunities of tomorrow."

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major



telecom operators in Europe. The company's annual revenue in the telecom industry is close to EUR 1 billion .

IDC's research includes interviews with chief information officers and chief technology officers of major European telecommunication organizations including BT, Cable & Wireless, Cegetel SAS, Grupo Auna, France Telecom, KPN, O2, Swisscom Mobile, Telecom Italia, Telefonica SA, Versatel and Vodafone.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**For more information on this report, please contact:**
José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

# Atos Origin takes pole position with Intel® AMT from Intel

**Paris, 26 May 2005** - *Today Intel launches its 2005 Professional Desktop Platform and Intel® Active Management Technology (AMT), and Atos Origin is one of the first leading IT-services companies to integrate Intel® AMT in its desktop offering. Intel® AMT offers innovative functionality which allows Atos Origin to provide remote troubleshooting, remote asset tracking and virus protection, which significantly improves the quality of desktop management.*

Next Generation Desktop is Atos Origin's solution for the PC environment (including mobile solutions such as laptops and PDA's). Based on a strong vision and seamless architecture, NGDT allows the end user to work anywhere, anyplace and any time. Centrally managed, it provides a secure and flexible workplace for a fixed low price per month. The embedded innovation ensures that future updates of the platform are included in the price, so no more big bang migrations, no financial surprises.

Next Generation Desktop consists of several modular services, such as Standard Client (Client-Server desktop configuration) Self Service Portal, Voice over IP and Multifunctional Printing. These services are all seamlessly integrated, providing a total solution for the workplace environment.

"Intel® Active Management Technology and other technologies found in the 2005 Intel® Professional Business Platform can provide significant benefits to large enterprises, such as those served by Atos Origin," said Gregory Bryant, General Manager of Intel's Digital Office Platform Division.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.


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Origin

**For more information, please contact:**
Marianne Hewlett
+ 31 30 299 5006
marianne.hewlett@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

## AtosEuronext to Provide Trading, Clearing and Settlement Systems to the Teheran Stock Exchange

***The Teheran Stock Exchange and AtosEuronext have signed an Information Systems agreement whereby AtosEuronext will provide TSE with a full range of electronic marketplace solutions***

***Teheran, 26 May 2005 -*** *AtosEuronext, a leading international IT provider serving capital markets, has been selected by the Tehran Stock Exchange (TSE) to provide electronic trading, clearing, settlement, depository, registry and market control systems to facilitate TSE expansion.*

Created in 1968, the Tehran Stock Exchange has been growing continuously since 1993. Today TSE lists more than 420 companies, for a total market capitalization of about $45 billion.

The agreement includes the licence, the implementation and the maintenance contracts for:

- NSC, the electronic trading system based on the European Market Model and used by world-class stock exchanges in Europe, America and Asia
- Aramis, the Market Supervision System
- SARA, the AtosEuronext G30-compliant solution for clearing, settlement and depository
- Trading workstations including online trading

Dr. Hossein Abdoh Tabrizi, Secretary General of the Tehran Stock Exchange (TSE) described the collaboration as follows: *Our choice of AtosEuronext was influenced by its strong expertise in stock exchange market related technology. TSE, one of the most active Stock Markets in the region, is seeking to develop its international activities. We hope "AtosEuronext Marketplace Solutions" will pave that road."*

**Dominique Brutin, CEO of AtosEuronext added:** *"AtosEuronext has a strong presence in the Middle East. Our products are customized to their particular requirements. We are pleased to be able to provide TSE with AtosEuronext marketplace solutions that are being used by leading stock exchanges around the world. We are confident that our solutions will strongly support TSE in its expansion."*


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Origin

**About Tehran Stock Exchange**

The Tehran Stock Exchange, established in 1968, is one the most performing Stock Market in the region. Since the beginning of nineties, the Stock Exchange has expanded continuously. Today, with more than 420 listed companies and a total market capitalisation of more than $45 Billion, the TSE is one of the most attractive stock market in the region. The TSE recorded an average annual return on investment of more than 65% during the last 3 years.

**About AtosEuronext**

AtosEuronext is a joint venture, established in 2000 between Euronext, the leading pan-European exchange, and Atos Origin, a leading IT Services company. The pooling of each of the founder's strengths created the leading European player in IT services for the Financial Services community, with 1,200 employees in Amsterdam, Brussels, London and Paris. AtosEuronext solutions are mainly dedicated to investment firms, exchanges & regulators, clearing houses & depositories, central banks, commercial banks & financial community networking. http://www.atoseuronext.net

**Press Contacts**

**For TSE**
Farzin Behravan,
Director, International Affairs Dept.
Tel: +98 – 21 – 670 83 85
Fax: +98 – 21 – 671 01 11
Mob: +98 – 912 – 218 67 84
farzin.behravan@tsemail.com

**For AtosEuronext:**
Delphine Delsaux
Communications Manager
Tel: +33 (0)1 73 03 03 46
Mob: +33 (0)6 10 16 59 05
delphine.delsaux@atoseuronext.net


Atos
Origin

PRESS RELEASE

## Atos Origin Signs SEK 2 Million Deal with Wilson Logistics in Sweden

***Stockholm, 1 June 2005*** *- Atos Origin has signed a SEK 2 million deal with Wilson Logistics, part of the TNT Group, in Sweden. Initially the agreement is for one year, with the option of extending the deal to two or three years.*

Under the terms of the deal, Atos Origin will provide Wilson Logistics with an IT capacity and infrastructure planning system, based on IBM's I5 series. This will reduce complexity and improve productivity by streamlining Wilson's IT processes and deploying IT systems only as the business requires them. It also provides Wilson with a scalable IT solution, with the option of implementing the new systems across the company business unit by business unit.

The Atos Origin team heading up the project will be led by Mikael Sundving, Sales Executive, based in Stockholm.

Says Martin Nordblom, IT-manager, Wilson Logistics Sweden: "We already have a strong relationship with Atos Origin so we know that the team there delivers on its promises. We needed a solution that we could introduce across the business as demand required and that is what Atos Origin is giving us."

Says Mikael Sundving, Sales Executive, Atos Origin: "Because we've worked with Wilson Logistics before in other areas of the business, we understand the company's criteria for success."

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.


Atos
Origin

**For more information, please contact:**
Atos Origin
Jorgen Rasmussen
+46 8 517 055 55

Atos Origin

PRESS RELEASE

# New IT Outsourcing contract for Atos Origin in the lighting sector in Austria

***Atos Origin supervises and operates IT systems for EGLO locations in Austria, Germany, Switzerland and Hungary / Atos Origin strengthens its position as the leading outsourcing provider in western Austria.***

***Vienna/Stuttgart, June 2, 2005*** - *Since 1 April 2005, Atos Origin, a leading international IT services provider, has been operating the IT systems of the EGLO Group, one of the leading European companies in the lighting market. The contract will initially last three years and is worth EUR 2.5 million. As part of the agreement, Atos Origin in Austria will operate the central IT systems in the Group's research centre located in Dornbirn, Austria. Through this outsourcing agreement, EGLO Leuchten intends to reduce its IT costs, concentrate on its core business and support dynamic growth.*

EGLO, headquartered in Pill, Austria, is one of Europe's leading companies in the area of decorative residential lighting and is represented through independent sales subsidiaries across Europe. For Ing. Herwig Pichler, Managing Director of EGLO, the outsourcing of parts of the information technology system to a specialist represents an important contribution to the implementation of corporate strategy and the management of the dynamic growth.*"In selecting Atos Origin as our IT partner, we have opted for an innovative provider, which has demonstrated great potential."*

Atos Origin has already won numerous outsourcing contracts, and this is the second outsourcing contract signed with a lighting manufacturer in Austria. Last year, Zumbtobel AG, one of the largest suppliers in the international lighting industry placed its central information technology systems and 63 staff as well as its computer centre in Atos Origin's responsibility. This contract establishes Atos Origin's position as the leading IT outsourcing provider in western Austria. *"Our computer centre in Dornbirn provides us with onsite representation. The combination of proximity with the companies we serve and Atos Origin's global presence and expertise allow us to offer IT concepts that will gain our customers' confidence,"* explains Hans Leisentritt, Country Manager of Atos Origin in Austria.

Atos Origin will take over and supervise EGLO Leuchten's IT systems in Austria, Germany, Switzerland and Hungary. Both the central SAP and the other application servers are to be moved to the Atos Origin computer centre in Dornbirn. *"We are*


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Origin

*convinced that we will be able to support EGLO Leuchten in their growth strategy. This contract also realises one of Atos Origin's long-term strategic goals – namely positioning itself as the leading outsourcing provider in the German-speaking area,"* said Gerhard Fercho, COO for Atos Origin in Central Europe.

*"We intend to enter into further outsourcing projects in western Austria and use our location in Dornbirn as a flexible international base for the whole of the Lake Constance region,"* explained Hubert Hafele, Outsourcing Sales Director for Atos Origin Austria.

Within the Atos Origin organisation, Austria is part of the Central Europe region, which also includes Germany, Switzerland and Poland.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Press Contact**
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
nicola.popoff@atosorigin.com


Atos
Origin

PRESS RELEASE

## Atos Origin receives Gold Certified partner status from Microsoft in the Netherlands

***Utrecht, 6 June 2005*** *- Atos Origin in the Netherlands has received the prestigious Gold Certified status as part of the Microsoft Partner Program. This status is only granted to Microsoft partners that have proved they offer their customers high-quality IT solutions based on the Microsoft platform. According to Microsoft, Atos Origin is a partner that conforms to the highest standards.*

The Gold Certified partner status is not only proof of Atos Origin's in-depth knowledge and expertise of Microsofts technology applications. It also offers Atos Origin access to high-quality training and support for Microsoft solutions.

Peter Overakker, Executive vice president sales & client management of Atos Origin: "This recognition from Microsoft underlines our strategy to offer our customers state-of-the-art solutions. Partnering with Microsoft means that Atos Origin is able to innovate continuously for our customers."

Michel van der Bel, General Manager of Microsoft: "Atos Origin offers our customers innovation with its Next Generation solutions such as Next Generation Desktop management which is based on the Microsoft platform. The Gold Certified partner status confirms the high quality of Atos Origin's service level and Microsoft expects to expand the programme with Atos Origin after granting them this award."

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**For more information, please contact:**
Marianne Hewlett
Tel: +31 30 299 2006
marianne.hewlett@atosorigin.com

Atos Origin

José de Vries
Tel : + 33 1 55 91 24 53
Jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

# Atos Origin & ITSG TrustCenter: Strong increase in the issue of certificates for secure electronic data exchange in the healthcare sector

***Stuttgart, 6 June 2005*** *- Atos Origin, a leading international information technology services provider, has been entrusted to operate the ITSG Trustcenter certification unit since 1996, and today announces the issue of the 50,000th security certificate. Atos Origin has issued more than 20,000 security certificates for electronic data exchange with statutory health insurance during the last six months.*

The number of certificates issued has doubled within a year and the positive growth is continuing. This is due to the legal requirement that will come into force on January 1st 2006, which requires that employers only transfer data to statutory health insurance funds in respect of contribution evidence and social security reports by remote data transfer.

At the beginning of this year, the 50,000th certificate was issued at Atos Origin's ITSG (Informationstechnische Servicestelle der Gesetzlichen Krankenversicherung GmbH) TrustCenter in Meppen, Germany. The number of certificates issued for the health service has jumped from 30,000 to 50,000 in less than six months, thus clearly demonstrating that the procedures relating to electronic data transfer security are being accepted by users. The computer centres of any service providers, for example hospitals and employers have already been able to meet their delivery obligations in respect of proof of performance, statements and social security reports and contribution evidence to the health insurance funds using the ITSG TrustCenter for years.

The ITSG TrustCenter is not only a pioneer in respect of the degree of innovation of the technology used, but the number of certificates issued also positions it as one of the leading German trust centres. *"Since 1996, we have been cooperating closely with ITSG and are responsible for both the operational management and further technical development of the ITSG TrustCenter,"* said Gerhard Fercho, Managing Director of Atos Origin in Germany.

The statutory health insurance funds developed a security concept for secure data exchange less than ten years ago and this has been taken over into practical operation. Electronic messages are encrypted prior to transmission and thus protected from unauthorised access. Every participant holds an electronic certificate, which is issued from

Atos Origin

a neutral location – the ITSG Trust Center – which also publishes the relevant section required for transmission.

ITSG set up the ITSG Trustcenter in cooperation with Atos Origin Competence Center in Meppen. Since 1996, Atos Origin has been responsible for its operation and technological development.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting. .

**About the ITSG:**

The IT Service Company for Germany's Statutory Health Insurance Funds (ITSG) supports electronic data transfer on behalf of the state insurance system. The ITSG is a profit-making service company. The ITSG offers its services to the agencies of the state insurance system as well as to external process participants (such as employers, care providers and their service organizations).

**Press Contact**
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
nicola.popoff@atosorigin.com

Atos Origin

PRESS RELEASE

## Diamis to provide the EBA Clearing BAS2 settlement system

***Paris, 7 June 2005 -*** *The EBA Clearing Company is renewing its administration system for EURO1 settlement procedures, called BAS (Business Administration System), and has chosen Diamis to provide an integrated BAS2 platform that is more powerful and ready to evolve towards Target 2. BAS2 will be based on the Cristal solution, a liquidity management and payments processing platform already used by large French and European banks. Cristal will integrate new functions for Flexible Settlement Capability and guarantee the use of BAS2 in the context of Target 2. The opening of BAS2 is planned for the second half of 2005.*

The 70 largest European banks already have access to the EURO1 system. The BAS2 system will enable the pre-settlement of STEP2 balances in EURO1 for pre-fund participants and the end-of-day final settlement of EURO1 balances in Target. BAS2 will also enable intra-day cash transfers between EURO1 and Target, and soon Target 2.

Diamis' technology chosen by EBA is based upon Cristal, a proven solution to access to the EURO1, STEP1, STEP2 and Target systems. Diamis already guarantees that the system will be compatible with Target 2. It is for this reason that Cristal is used by a large number of banks in France and Europe and by special institutions like Banque de France and Euroclear. Cristal ensures for Euroclear France the management of intra-day cash transfers between the Securities Settlement System, RGV, and Target.

Gilbert Lichter, CEO of EBA Clearing, said : *"We have entrusted the implementation of BAS2 to Diamis, who already provides banks with solutions for connection to the EURO1, STEP1 and STEP2 systems. Banks will appreciate the advantages of this platform, which effectively supports all the new functions required to develop EBA's pan-European settlement systems."*

*"Diamis is proud to have been chosen by EBA,* "said Jean Pic Berry, General Manager of Diamis. *"We are sure that the participants in Europe will be satisfied with the services provided by BAS2, which will allow them to get a head start in the developments required for the implementation of the Single Euro Payments Area."*

Atos Origin

**About Diamis**
Diamis, joint subsidiary of AtosEuronext (Atos Origin Group) and Steria, offers a wide range of solutions and services in consulting, systems design, project implementation and integration, managed services and maintenance. Specializing in interbanking, we have acquired unique knowledge and expertise in building and running sound and modern payment infrastructures for both central settlement systems and commercial banks. http://www.diamis.com

**About Cristal**
Cristal is a solution for managing interbank execution of wholesale and cross-border retail payments, addressing Target 2, SEPA and worldwide intraday liquidity management.

**About EBA CLEARING**
EBA CLEARING is the leading private provider of euro clearing services. The company was established in May 1998 by 52 banks to own and operate EURO1 and, thereafter, STEP1. Since April 2003, EBA CLEARING has been managing and operating STEP2, the first pan-European ACH-service for mass payments in euro. http://www.abe.org

**About EURO1, STEP1 and STEP2**
EURO1 and STEP1 process over 175,000 payments on a daily basis for a total value in excess of EUR 170 billion. Today, the large-value payment system EURO1 comprises 70 direct bank participants and 48 indirect participants while STEP1, a system for low-value single payments, includes 119 participants. STEP2 is a bulk payment system processing EC Regulation-compliant transfers; it is tailored to the banks' requirements for clearing euro payments in the Single Euro Payments Area. The system currently counts 86 direct participants and more than 1,500 indirect participants. STEP2 processes over 150,000 payments per day.

**Press Contact:**
**For Diamis:**
Delphine Delsaux
Communications Manager
Tel: +33 (0)1 73 03 03 46
Mob: +33 (0)6 10 16 59 05
delphine.delsaux@atoseuronext.net

**For EBA CLEARING:**
Daniel Szmukler
Head of Communications
Tel: +33 (0)1 53 67 07 12
d.szmukler@abe-eba.com

Atos Origin

PRESS RELEASE

# Atos Origin Belux strengthens its SAP and BI expertise with three new specialists

***Zaventem, 14 June 2005*** *- Atos Origin announces that Marc Asselberg, Bart Van Assche and Koen Daems are to join its Belgian Consulting and Systems Integration Division. With these appointments and its "SAP partner of the year excellence award 2004", Atos Origin is better positioned than ever to be the partner of choice for all Business Intelligence and SAP systems integration projects. These new recruits clearly underline the company's active recruitment policy in Belgium.*

Marc Asselberg (46) joins Atos Origin as Enterprise Solutions Business Unit Manager and is in charge of the profit and loss, strategy and coordination of all projects related to his department's work. He is also responsible of the solutions portfolio and general business management. His main duties will be to extend the skills and solutions portfolio for Business Intelligence, Business Warehouse, SAP/R3 and SAP Netweaver. He will report directly to Tonny Vanderhoven, Consulting & Systems Integration Division Manager.

Marc was formerly vice-president of IT systems and CIO at AMI Semiconductor, where he was in charge of the worldwide IT systems strategy (IS/IT). From 1997 to 2002, he was IT systems manager at Alcatel Microelectronics. Mr. Asselberg has a master's degree in mathematics from the University of Antwerp.

Koen Daems (34) joins the C&SI division of Atos Origin as Solution Manager Business Intelligence. From October 2003, he was Business Intelligence Domain Expert in charge of the new Business Intelligence Solution Center with another major IT player. His work involved developing BI solutions and making them profitable. Koen Daems holds a PhD in physics from KULeuven.

Finally, Bart Van Assche (37) has been recruited as Solution Manager SAP Netweaver. He was formerly SAP Alliance Manager and Solutions Manager SAP Netweaver outside the company. Bart Van Assche has a certificate in applied economics from KUL.

Bart Van Assche and Koen Daems will directly report to Marc Asselberg.

"We are very pleased to welcome these new employees which confirms the positive recruitment policy we have implemented since the beginning of this year," said Henri Van Engelen, General Manager of Atos Origin Belux. "The experience of Marc, Bart and Koen

Atos Origin

confirm and consolidate Atos Origin's expertise in SAP and BI projects and shows Atos Origin Belux's involvement in extending its global partnership strategy with SAP. Our strategic partners in BI are mainly Cognos, Business Objects and SAP. With these new appointments we can continue to shore up our position and business offer," he concluded.

These new recruitments are part of a long-term partnership strategy with SAP. It is no coincidence that the Atos Origin group carried off the SAP Partner of the Year Excellence Award 2004, on 5 May 2005. Based on the satisfaction survey conducted with its customers, this prize rewards the quality of the SAP process implementation carried out by Atos Origin, including professional skills, high-quality consultants, knowledge of SAP products and meeting deadlines and budgets.

**About Atos Origin**

Atos Origin is one of the main international players in IT services. Its business is converting the strategic vision of its customers into results through improved use of advice solutions, system integration and IT management. Operating in 40 countries all over the world, Atos Origin achieves annual turnover of more than €5 billion and has a staff of more than 46,000 employees. Atos Origin is the global IT partner for the Olympic Games and the group's customers consist of large international accounts in all business sectors. Atos Origin trades on the Eurolist market in Paris and performs its business under the names of Atos Origin, Atos Euronext, Atos Worldline and Atos Consulting.Further information see the following website: www.atosorigin.com/be

**For more information, please contact:**

Christelle Colin
Atos Origin
tel +32 2 690 26 04
christelle.colin@atosorigin.com

Pascal Brabant / Vera Luypaert
LVT Benelux PR
tel +32 2 474 17 40
pascal@lvtpr.com / vera@lvtpr.com

Atos Origin

PRESS RELEASE

# Atos Origin Partners Conference on Information Technology In Healthcare and Social Services, Presents Two Workshops on Thursday, 23 June 2005

***Paris, 22 June 2005 -*** *Atos Origin is partnering the Conference on Information Technology for Healthcare and Social Services, to be held on 23-24 June at the Institut Pasteur in Paris. During the conference, the company will present the experiences of two clients: France's employee health insurance fund (CNAMTS) as part of the workshop on "Companies and the French Healthcare and Social Benefits System" and the Nord Picardie regional health insurance fund (CRAM) as part of the workshop on "A Single Window Service for Tracking Life Events."*

Can information technology and telecommunications really contribute to social progress? Can there be such a thing as a repository for healthcare and social information?

The Conference on Information Technology for Healthcare and Social Services marks the first meeting in France for healthcare and social services professionals who are interested in or already using information systems to serve patients, beneficiaries, physicians, social services and government agencies.

Atos Origin will facilitate discussions and the exchange of ideas based on its experience with two clients:

- ***Diadème: How Organizational Performance Can Enhance an Employer's Relationship with the National Health Insurance System.*** This presentation, jointly delivered by Atos Origin and CNAMTS, will illustrate how — through Diadème, a nationwide project to migrate health insurance documents to electronic media — the paperless environment can offer organizations direct gains as well as opportunities to optimize and redeploy resources to deliver services that more effectively meet the special demands of beneficiaries, healthcare professionals and employers. Workshop: *Companies and the French Healthcare and Social Benefits System, 23 June at 2:30 pm.*

- ***Improving the Management of User-Institution Contacts in Healthcare and Social Services.*** This presentation will describe how a hotline solution was implemented to meet the new organizational needs of the Nord Picardie regional health insurance fund. Workshop: *A Single Window Service for Tracking Life Events, 23 June at 4:30 pm.*



The increased use of information systems to improve the transparency, openness, speed and sharing of communications — without compromising the strategic need to protect data privacy — is modernizing or removing barriers that once existed between the medical world and the patient/beneficiary. By virtue of its extensive knowledge of the public sector and its specialized expertise in healthcare and social services, Atos Origin is playing a major role in helping patients, hospitals, national health insurance funds and government agencies understand these rapidly evolving boundaries and simplify their relationships.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Contact for Press:**
Anne de Beaumont
Tel +33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin launches Next Generation Desktop in Belux jointly with Intel and Microsoft

***Zaventem, 22 June 2005*** *- Atos Origin, in close collaboration with Intel and Microsoft, launches its Next Generation Desktop (NDGT) solution in Belgium and Luxembourg. Atos Origin's global NGDT solution is a desktop & server migration and outsourcing solution. It provides embedded innovation, a reduction in the total cost of ownership (TCO), transparent pricing and flexibility, migration, operation and innovation services.*

The demand for flexible, user-friendly, competitive solutions that enable direct access to company data has continued to grow, especially among mobile workers. In order to meet this demand better, Atos Origin has exploited its expertise in deploying services, management and support for distributed environments and in 2003 developed the global Next Generation Desktop solution together with Intel and Microsoft.

This solution offers flexible and portable working systems to professionals, who can access their company's systems and information from anywhere in the world. With the support and expertise of Intel and Microsoft, Atos Origin provides a reliable, standardised and affordable solution. In addition, NGDT provides flexibility by allowing customers to add all the applications they wish to the standard package.

The software used in the current standard version - NGDT 1.5 - is Windows XP and Microsoft Client & Back-office products with Intel latest technologies. Several additional functions are also included – antivirus protection, e-mail and multi-level application support – providing a very user-friendly solution. Implementation of the NGDT solution guarantees migration to new software versions and any cyclical material changes. Moreover, NGDT guarantees all Service Level Agreements tailored to customers' demands at a flat monthly price.

Ludo Wijckmans, Director Enterprise and Partner Group at Microsoft Belux, said: "NGDT allows the customer to benefit from the latest Microsoft technologies while controlling the total cost of ownership in an easy and transparent way. The NGDT-platform also includes the best tools for communication and collaboration within the customer's company."

Tini Elemans, Business Development Manager Intel Benelux, said: "Atos Origin's NGDT solution is perfectly aligned with Intel's platform strategy in its aim to ensure easily accessible, highly responsive IT for the business environment. Atos Origin will enable businesses to deploy intelligently Intel's leading-edge technology platforms for mobile, desktop and server systems to maximise security and minimise support costs."

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Patrick Gyseling, Director Managed Operations at Atos Origin Belux explained: "Next Generation Desktop is a proven design very well positioned for the Belux market. It allows companies of all sizes to cater for the demands of functionality, flexibility, automation and operability. In addition, reducing the total cost of ownership (TCO) remains one of our priorities."

"The NDGT keywords are: cost reduction, business value and continuous innovation, offering a technical & service architecture, proven migration and additional services – hardware independent", concluded Peter CA de Jong, Director Business Development NGDT at Atos Origin.

**About Atos Origin**

Atos Origin is one of the main international players in IT services. Its business is converting the strategic vision of its customers into results through improved use of advice solutions, system integration and IT management. Operating in 40 countries all over the world, Atos Origin achieves annual turnover of more than €5 billion and has a staff of more than 46,000 employees. Atos Origin is the global IT partner for the Olympic Games and the group's customers consist of large international accounts in all business sectors. Atos Origin trades on the Eurolist market in Paris and performs its business under the names of Atos Origin, Atos Euronext, Atos Worldline and Atos Consulting.

**About Intel**

The worldwide leader in semi-conductor integrated circuits, Intel is also a leading manufacturer of micro-computer products for networks and communications. For further information on Intel, please see the following website: www.intel.com/pressroom

**About Microsoft**

Founded in 1975, Microsoft (NASDAQ:MSFT) is the worldwide leader in software, internet services and technologies for personal and professional computer use. It offers a wide range of products and services designed to optimise the user experience through outstanding software – any time, anywhere and on any kind of equipment. For further information see http://microsoft.com/belux



**For more information, please contact:**
Christelle Colin
Atos Origin
Tel +32 2 690 26 04
christelle.colin@atosorigin.com

Pascal Brabant / Vera Luypaert
LVT Benelux PR
Tel +32 2 474 17 40
pascal@lvtpr.com / vera@lvtpr.com

Atos Origin

PRESS RELEASE

# Atos Origin massive testing program for the Torino 2006 Olympic winter games

***Paris, 23 June 2005*** *- Atos Origin, the Worldwide Information Technology (IT) Partner for the Olympic Games, today unveils its vast testing program for the Torino 2006 Olympic Winter Games (February 10th- 26th, 2006).*

Atos Origin's extensive IT testing program, which was started two and a half years before the start of the Torino 2006 Olympic Winter Games, is a critical step in the run up to the Games, to ensure the successful implementation of the IT solution.

Immediately after the completion of the first round of live testing, that took place between January and March 2005, Atos Origin started the next series of IT tests to present to the International Olympic Committee (IOC), the Torino 2006 Organising Committee (TOROC), the Host Broadcasters Representatives and the Sports Federation Officials, the final IT applications that will be used for the Olympic Games.

The test program includes :

**Commentator Information System (CIS) User Acceptance Test**

All the Commentator Information System implementations are reviewed and tested with the broadcasters that will use it, to confirm that the system is performing according to specifications. Following the first phase of tests, the systems for six sports have already been accepted. A second and final phase is planned for July.

The CIS is a browser-based application that provides event results to broadcasters on touch-screen PCs at the venue broadcast sites within a fraction of a second, so they can be instantaneously sent across the world.

**Technical Tests**

Technical tests, scheduled for June 2005, ensure that all systems work seamlessly in a robust and reliable manner in order to support the Torino 2006 Olympic Winter Games. They will test the resilience of the Games Management System (GMS) and Info Diffusion System (IDS) under fault conditions. The test will also validate their performance, identify

the load thresholds and review their behaviour once these thresholds have been reached and exceeded.

**Multi Sport Test**

This tests the overall performance of the system, simulating Games Time competition, ie Games Time schedule is compressed to five days, running sport competitions altogether within a short timeframe in order to test the system's capacity, resilience and redundancy.

**Homologation Tests**

Homologation testing will take place from mid-June until the beginning of August. It is one step in the process designed to ensure that systems and interfaces are conform with the requirements of users.

For each of the 15 sport disciplines, tests are conducted by the International Sport Federations and representatives of World News Press Agencies, who will sign off the applications before their use at the Games. The homologation tests will be carried out in the Integration Test Lab, under the supervision and coordination by Atos Origin.

*"This massive IT testing program, co-ordinated by our Worldwide IT Partner Atos Origin, is critical to the success of the IT that will underpin the Torino 2006 Olympic Winter Games,"* said Jean-Benoît Gauthier, Technology Director for the International Olympic Committee (IOC).

*"As we have only one chance to get it right, we test, test and test again our systems and applications under intense conditions. After they are complete, the next step is the technical rehearsals which will take place near on October 2005 and are designed to assess that technology, people and processes are all ready",* said Claude Philipps, Atos Origin Program Director for the Torino 2006 Olympic Winter Games.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering Salt Lake City in 2002, operated as SchlumbergerSema, Athens in 2004, Torino in 2006, Beijing in 2008, Vancouver in 2010 and the 2012 Olympic Games. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games. For the Torino 2006 Olympic Winter Games, Atos Origin, as the lead systems integrator, is managing a consortium of more than ten technology partners and suppliers.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos



Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**For further information, please contact:**

Emilie Moreau
Tel: +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Atos Origin

PRESS RELEASE

## Atos Origin Announces Sponsorship of Adam Pengilly - British Bob Skeleton Racer

**London, 28 June 2005** - *Atos Origin, a leading IT services company, today announced sponsorship of the British bob skeleton athlete, Adam Pengilly, who is looking confidently towards competing in his first Winter Olympic Games in Turin in February 2006. The company is also continuing - through to the 2008 Beijing Olympic Games - its sponsorship of Georgina Harland, winner of the bronze model for the Modern Pentathlon at the ATHENS 2004 Olympic Games.*

Adam Pengilly, who is 27, was 11th at the world championships in 2004; setting a new track record on the penultimate run at Konigssee Germany, and came 5th at the 2005 European Championships in Altenberg, also in Germany. He is the only Briton to have won medals in the Europa Cup and America's Cup, having turned to skeleton after attending the Salt Lake Olympic Winter Games as British women's bobsleigh coach.

Skeleton is one of the three ice track events and is the fastest growing of all these sports. After pushing the sled for about 30 metres in a sprint-start position, the athlete dives aboard and adopts a face down, head first, minimal drag riding position. Once aboard, he the steers the sled, mainly with shoulders and knees, down the man-made 1.5km ice track for about a minute, reaching speeds of up to 85mph. The aim simply is the fastest possible descent of the track, racing against the clock to within 1/100th of a second.

"I took up bob skeleton because it is fast, challenging, exciting and great fun," said Adam Pengilly. "I am delighted to have the support of Atos Origin. The company's sponsorship enables me to focus 100% on my training and preparations for my first Olympic Games in Turin in 2006."

Commenting on the Sponsorship, David Tait, Executive Vice President for the UK, Atos Origin said: "It is a great honour to support British sport at this level and we wish Adam and Georgina the best of luck in their Olympic efforts. We'll all be watching their progress very closely."

As the Worldwide IT Partner and TOP Sponsor of the Olympic Games through to 2012, Atos Origin has primary responsibility for the design, build and operation of the Olympic Games IT infrastructure that securely relays results, events and athlete information to spectators and media around the world.


Atos
Origin

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**For further information, contact:**

Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin bolsters its electronic transaction processing capabilities in Europe

***Paris, 28 June 2005*** *- Atos Worldline, an Atos Origin company, has integrated the ACTIS Integration Manager solution into its electronic transaction processing platform in France, adding a new dimension to its paperless invoicing solution - Worldline Invoice. This pooling of Atos Origin expertise allows to expand the functional scope of both solutions, boost their processing capabilities and broaden their market coverage in Europe. Such an alliance between software know-how and integration power strengthens ACTIS' position on the French market and that of Atos Worldline on BtoB exchange platforms.*

**From EDI to Web-PKI: freedom of choice and protection of investments**

The Worldline Invoice paperless invoicing solution already includes a collaborative web platform that features paperless tax processing based on the use of electronic signatures. One advantage of Worldline Invoice is its accessibility via the web and its adaptability to all existing operating systems, thus making it possible to process a wide range of electronic transactions and allow interoperability with other tax processing platforms.

With the addition of the ACTIS solution - and in particular its advanced translation and connectivity functionality - Worldline Invoice now offers added EDI processing capability, which helps protect and extract greater value from EDI investments (quite significant, for example, in the Distribution sector) already made by customers now wishing to implement paperless invoicing.

For its part, ACTIS Integration Manager, now accessible in hosted service mode, benefits from the scale and industrial processing capability offered by Atos Worldline for electronic data interchange.

**Extended functional scope and processing capabilities in Europe**

This pooling of expertise allows to expand the functional scope of both solutions, boost their processing capabilities and broaden their market coverage in Europe.

This change enables ACTIS Integration Manager users to optimise their data processing and gives them access to the full spectrum of services already offered by the Worldline Invoice platform, including hosting services, paperless tax processing, the ability to

Atos Origin

integrate structured electronic files, electronic signature, archiving required by law, timestamping, validity of certificates, and so on.

With a data handling capacity of more than one million invoices per month, Worldline Invoice is fast becoming the leading round-the-clock ready platform in Europe. It is compliant with the regulations of 10 European countries and is currently being rolled out in eight new countries, complete with an interface tailored to each country's language and laws.

ACTIS boasts over 1,500 installed sites, including 1,200 corporate customers, and caters to 80% of the German automotive market.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Atos Worldline, an Atos Origin company -** Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

**Press Contact:**
Emilie Moreau
Tel : +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

# Atos Origin Introduces its Internet Payment Service to UK Customers

## *Helping Banks and Retailers Minimise the Fraud Risk of On-Line Card Payments*

**London, June 29 2005 -** Atos Origin, a leading IT services company, today announced that its Internet Payment Service provided by Atos Worldline - its European subsidiary dedicated to the processing of large-volume electronic transactions - is being introduced into the UK, where Card Not Present fraud grew 24% to £151 million in 2004. The significant further development of this service is in response to intense demand from the UK retailers and Banks, who recognize that the management of fraud is pivotal to maintaining profit levels, customer loyalty and trust.

The Atos Worldline Internet Payment Service is a secure, real time, on-line credit and debit card payment service with built-in fraud protection and detection solutions that helps companies minimize the fraud risk associated to on-line card payment transactions. The service has recently been enhanced to provide greater capacity for processing higher volumes of transactions, improved levels of security as well as a higher quality of service. Additional functionality has also been added to support payments made via mobile phones.

"On-line shopping has grown significantly in the last few years and with it the associated CNP fraud, which is beginning to seriously impact on-line retailers' business performance," said Peter Phillips, director, Atos Worldline in the UK. "We believe that with the Atos Worldline Internet Payment Service, we can help retailers as well as banks more securely manage their payment service to reduce fraud, improve cashflow performance and profits, while providing a high quality service to their customers."

The Atos Worldline Internet Payment Service manages payments from Visa, MasterCard, Switch, Delta, Solo, Electron, JCB, American Express and Diners and is capable of processing transactions in 19 currencies and 16 different languages. It has received AIS/SDP certification from Visa and MasterCard, which imposes additional security constraints to protect bankcard numbers during e-transactions. The service is approved and recommended by some of Europe's leading bank acquirers providing pan-European coverage.


Atos
Origin

Atos Worldline provides electronic payment services, Customer Relationship Management and e-Services including internet, voice and mobile. Today, Atos Worldline is securing as many as 2.5 million transactions a month from over 4,500 sites; additionally managing over 700 million loyalty card transactions, 13 million bank card transactions, 400 million authorisations, 1 billion payment transactions, 22 million mailboxes and over 200 million SMS messages from its processing centres in France, Germany, the UK and Austria.

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

**Atos Worldline, an Atos Origin company -** Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

**For further information, contact:**
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

# Gan Assicurazioni selects Atos Origin and Prima Solutions to modernize its information system on a service-oriented architecture

**Paris/Rome, 30 June 2005 -** Atos Origin and Prima Solutions today announced that they have been selected by Gan Assicurazioni, a general insurer based in Rome and subsidiary of Groupama, for the incremental overhaul of its core business applications. The new IT architecture will be based on Prima Platform™, the software Foundation for service-oriented insurance applications developed by Prima Solutions and will be installed and maintained by Atos Origin.

Gan Assicurazioni will utilize Prima Platform™ to develop new web-based front ends integrated in real time with their legacy system « Albedo ». Prima Platform™ enables Gan Assicurazioni to modernize their business applications while leveraging a large part of their IT legacy assets based on SOA principles.

For this project, Atos Origin will be in charge of developing and maintaining Gan Assicurazioni's new business applications based on Prima Solutions' software platform.

The core business applications overhaul project covers three business domains: claims, distribution and policy management for property & casualty and life insurance products. The new front end will be accessible to all internal users as well as distribution networks and partners and will enable Gan Assicurazioni to meet three main objectives: increase the performance of their distribution networks and, more particularly their network of 300 exclusive agents, improve core business process efficiency and reduce operations management costs.

By implementing a Service-Oriented Architecture (SOA) to integrate and streamline its core insurance processes, Gan Assicurazioni will be able to rapidly adapt their applications to market needs, and be more responsive to the needs of internal users and external business partners.

*"With Prima Platform™, Gan assicurazioni will increase its overall adaptability to market needs and reduce the cost and complexity of front end infrastructure maintenance, while leveraging its IT legacy assets,* **said Charles de Tinguy, CEO of Gan Assicurazioni.** *The new front end will enable us to better respond to the complex needs for distribution, policy administration and claims management. With its insurance business model and its*

*leading-edge technology, Prima Platform™ will help us improve our business efficiency and greatly reduce our costs."*

**Giovanni Marullo, Finance Divisions Manager of Atos Origin Italia S.p.A. explained** *"We are delighted that Gan Assicurazion chose us to implement this new architecture as this represents one of the first innovative projects on the Italian insurance market. Associated with Prima solutions, our technology and know-how will help us demonstrate our expertise of the insurance market and our ability to provide all the resources requested to successfully manage the project."*

*"All major insurance organizations in Europe and across the world have now chosen to go for a service-oriented architecture. By selecting Prima Platform™, Gan Assicurazioni proves that it is an organization interested in adapting its business to new market requirements supported by an innovative and proven technology,* **added Hugues Delannoy, CEO of Prima Solutions.** *This project represents a major step in Pima Solutions' international growth. Prima Solutions demonstrates with this new project that Prima Platform™ is the leading software platform for insurance information system transformation based on SOA principles."*

**About GAN Assicurazioni**

Gan Assicurazioni has been established in Italy since 1881 and operates through Gan Italia and Gan Italia Vita. 2004 insurance revenue was €533.7 million. The distribution network is composed of about 400 sole agents all across the country and 200 Gan Finanza Sim consultants who sell a large range of financial products including life insurance and investments products of Gan Assicurazioni and Groupama Asset Management Italia SGR. Our customer approach today leads us to define a technically adapted offer which means to modernize management and information tools as well as broaden, diversify and renovate our range of products and services. This approach is confirmed by regular analyses of customer satisfaction which helps us better understand the expectations of our 600,000 Gan Assicurazioni customers.

**Press Contact Gan Assicurazioni**

**Stéphane Golub - Phone: +39 06 809 74 214 - Email : stephane.golub@gan.it**

**About Atos Origin**

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.


Atos
Origin

**Press Contacts Atos Origin Italy**

**Marco Maccarini - Phone : +39 0125 810218 - Email : marco.maccarini@atosorigin.com**

**Paola Sinigaglia - Phone +39 02 66722209 - Email : paola.sinigaglia@atosorigin.com**

**About Prima Solutions**

Prima Solutions provides a standards-based software foundation to design, develop, deploy, manage, monitor and maintain Service Oriented Insurance Applications. Built around an extensive insurance reference model and service repository, Prima Platform™ supports rules-based business process automation, their real-time integration with legacy systems and deployment via a portal infrastructure. Prima Platform™ enables insurance organizations to improve enterprise agility, and to incrementally transform their legacy systems, therefore dramatically increasing business results.

Founded in 1999 Prima Solutions operates globally from offices in Paris, London, Munich, Milan, Tokyo and Chicago. Customers include CNP Assurances, Swiss Life, Erisa IARD (a member of Swiss Life Group and CCF), Groupama / Gan and AGPM. Projects implemented by these customers involve General, Health, Life and Pension insurance products for core distribution, underwriting, policy administration and claims processing. Prima Solutions is supported by global alliances with key technology partners including IBM, BEA Systems, Ilog, Scort, Sun Microsystems and Oracle as well as selected delivery partners in its strategic operating markets. Prima Solutions is a member of ACORD.

**Press Contact Prima Solutions**

**Séverine Roussel - Phone : +33 1 70 91 24 57 - Email : severine.roussel@prima-solutions.com**

Atos Origin

Paris, on April 15, 2005

**DECLARATION OF SHARE TRANSFER**
**MADE BY BOARD MEMBERS OF ATOS ORIGIN**

Atos Origin
A French company with a Management Board and a Supervisory Board
Headquarters : 18 avenue d'Alsace – Paris La Défense – 92400 Courbevoie (France)
Registered in Nanterre under number 323 623 603
With a new share capital of 67,160,753 Euros

| Name / Title of the officer | **Jans TIELMAN** / Member of the Management Board |
|---|---|
| Description of the security | Shares |
| Nature of the transaction | Purchase/Sale of 15,000 shares within the framework of the exercise of stock options (plan dated March 27, 2003) |
| Date and place of transaction | Subscription as of April 8, 2005 - Euronext Paris |
| Price per unit (for purchasing / for selling) | 25.92 euros / 52.50 euros |
| Amount of transaction (for purchasing / for selling) | 388,800 euros / 787,700 euros |

| Name / Title of the officer | **Wilbert KIEBOOM** / Member of the Management Board |
|---|---|
| Description of the security | Shares |
| Nature of the transaction | Purchase/Sale of 7,769.000 shares within the framework of the exercise of stock options (plan dated March 2, 2003) |
| Date and place of transaction | Subscription as of April 8, 2005 – Euronext Paris |
| Price per unit (for purchasing / for selling) | 25.92 euros / 52.50 euros |
| Amount of transaction (for purchasing / for selling) | 201,372 euros / 407,872 euros |

Atos Origin

Paris, on May 24, 2005

**DECLARATION OF SHARE TRANSFER**
**MADE BY BOARD MEMBERS OF ATOS ORIGIN**

Atos Origin
A French company with a Management Board and a Supervisory Board
Headquarters : 18 avenue d'Alsace – Paris La Défense – 92400 Courbevoie (France)
Registered in Nanterre under number 323 623 603
With a new share capital of 67,160,753 Euros

| Name / Title of the officer | **Wilbert KIEBOOM** / Member of the Management Board |
|---|---|
| Description of the security | Shares |
| Nature of the transaction | Purchase/Sale of 7,231 shares within the framework of the exercise of stock options (plan dated March 2, 2003) |
| Date and place of transaction | Subscription as of May 19, 2005 – Euronext Paris |
| Price per unit (for purchasing / for selling) | 25.92 euros / 49.94 euros |
| Amount of transaction (for purchasing / for selling) | 187,427.52 euros / 361,116.14 euros |